Exhibit 99.2

ANNUAL GENERAL & SPECIAL MEETING OF SHAREHOLDERS

To be held on April 30, 2024

NOTICE OF MEETING

and

MANAGEMENT INFORMATION CIRCULAR

March 15, 2024

TABLE OF CONTENTS

TABLE OF CONTENTS	2
NOTICE OF ANNUAL GENERAL MEETING	3
GENERAL PROXY INFORMATION	4
CURRENCY	7
INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON	7
VOTING SHARES AND PRINCIPAL HOLDERS THEREOF	7
VOTES NECESSARY TO PASS RESOLUTIONS AT THE MEETING	8
FINANCIAL STATEMENTS	8
PARTICULARS OF MATTERS TO BE ACTED UPON	8
APPOINTMENT OF AUDITOR	8
SET THE NUMBER OF DIRECTORS	8
ELECTION OF DIRECTORS	8
APPROVAL OF EQUITY INCENTIVE PLAN	13
CORPORATE GOVERNANCE DISCLOSURE	22
AUDIT COMMITTEE DISCLOSURE	24
DIRECTOR AND NAMED EXECUTIVE OFFICER COMPENSATION	26
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	33
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	34
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	34
MANAGEMENT CONTRACTS	34
OTHER MATTERS	37
ADDITIONAL INFORMATION	34
APPENDIX A	A-1
APPENDIX B	B-1

1

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING

Notice is hereby given that an Annual General and Special Meeting of the shareholders (the “Shareholders”) of Arras Minerals Corp. (the “Company”) will be held at the Company’s head office at Suite 1605 – 777 Dunsmuir Street, Vancouver, B.C., V7Y 1K4, Canada on Tuesday, April 30, 2024 at 10:00 am (Vancouver time) (the “Meeting”). The purpose of the Meeting is to consider and take action on the following matters, as more particularly described in the accompanying management information circular (the “Circular”):

1.	to receive the Company’s annual audited financial statements for the year ended October 31, 2023, together with the report of the auditors thereon, and related management discussion and analysis;

2.	to re-appoint Smythe LLP, Chartered Professional Accountants, as the auditor of the Company for the ensuing year and authorize the directors to fix the auditor’s remuneration;

3.	to set the number of directors at seven (7);

4.	to elect the directors of the Company for the ensuing year;

5.	to consider and, if thought fit, approve an ordinary resolution to confirm and re-approve, inclusive of certain amendments, the Company’s equity incentive plan, as set out in Appendix “B” to the accompanying information circular; and

6.	to transact any other business that may properly come before the Meeting, or any adjournment(s) or postponement thereof.

We are pleased to provide our Meeting materials online through notice-and-access provisions. Accompanying this Notice of Meeting (the “Notice”) are: the Circular, which provides additional information pertaining to the matters to be dealt with at the Meeting; Notice of Availability of Proxy Materials or Notice of Internet Availability and a Form of Proxy or Voting Information Form (the “VIF”). The Circular will be available on the Company’s website at (www.arrasminerals.com/agm) and under the Company’s profile on SEDAR+ (www.sedarplus.ca). The Meeting materials will remain on the Company’s website for one full year. Shareholders who wish to receive more information about notice-and-access or to receive paper copies of the Circular or other proxy-related materials should contact the Company at 1605 – 777 Dunsmuir Street, Vancouver, British Columbia, V7Y 1K4, or call 604-687-5800, or email the Company’s Chief Financial Officer by email at info@arrasminerals.com.

The record date for the determination of the Shareholders entitled to receive this Notice and to vote at the Meeting has been established as March 15, 2024 (the “Record Date”). You are entitled to vote as described in the Circular at the Meeting, or any postponement or adjournment thereof if you owned shares of the Company at the close of business on the Record Date.

Your participation is important to us. Shareholders are urged to complete, sign, date and return the enclosed form or proxy. To be valid, a proxy must be received by Olympia Trust Company, PO Box 128, STN M, Calgary, Alberta, T2P 2H6 Attention: Proxy Department, by 10:00 am (Vancouver time) on April 26, 2024, or in the case of a Meeting adjournment, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time set for the Meeting to resume. A proxy shall be acted upon only if, prior to the time specified, it shall have been deposited with the Company, unless it has been received by the secretary of the Company or by the Chair of the Meeting or any adjournment thereof, prior to the time of voting.

DATED at Vancouver, British Columbia, this 15th day of March, 2024.

BY ORDER OF THE BOARD OF DIRECTORS

“Brian D. Edgar”

Brian D. Edgar, Chairman

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INFORMATION CIRCULAR

This Information Circular (the “Circular”) is provided in connection with the solicitation of proxies by the management of Arras Minerals Corp. (“Arras” or the “Company”) for use at the annual general and special meeting of the shareholders (“Shareholders”) of the Company to be held at the Company’s head office at Suite 1605 – 777 Dunsmuir Street, Vancouver, B.C., V7Y 1K4, Canada on Tuesday, April 30, 2024 at 10:00 am (Vancouver time) (the “Meeting”), and any adjournment(s) thereof, for the purposes set forth in the accompanying Notice of Meeting.

In this Circular, “Shares” means common shares in the capital of the Company.

All references to Shareholders in the Notice of Meeting, Circular and the accompanying Proxy are to registered Shareholders of the Company as set forth on the List of Registered Shareholders of the Company maintained by the Registrar and Transfer agent for the Company, Olympia Trust (“Olympia Trust”) unless specifically stated otherwise.

“Beneficial Shareholders” means Shareholders who do not hold Shares in their own name and “Intermediaries” refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders.

GENERAL PROXY INFORMATION

Notice-and-Access

We are sending this Circular to registered and Beneficial Shareholders using “notice-and-access” as defined under National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”).

We are not using procedures known as “stratification” with its use of notice-and-access in relation to the Meeting. Stratification occurs when a reporting issuer using notice-and-access provides a paper copy of the relevant Circular to some, but not all, Shareholders with the notice package in relation to the relevant meeting.

We are furnishing proxy materials to our Shareholders via the Internet by mailing a Notice of Internet Availability of Proxy Materials, instead of mailing or emailing copies of those materials. The Meeting materials will be available on the Company’s website at (www.arrasminerals.com) and under the Company’s profile on SEDAR+ (www.sedarplus.ca). The Meeting materials will remain on the Company’s website for one full year. Alternative means of delivery is more environmentally friendly as it will help reduce paper use and mitigate the Company’s printing and mailing costs. The Notice of Internet Availability of Proxy Materials directs Shareholders to a website where they can access our proxy materials, including the Circular, and view instructions on how to vote via the internet, mobile device, or by telephone. If you received a Notice of Internet Availability of Proxy Materials and would prefer to receive a paper copy of our proxy materials, please follow the instructions included in the Notice of Internet Availability of Proxy Materials. If you have previously elected to receive our proxy materials via e-mail, you will continue to receive access to those materials electronically unless you elect otherwise.

Shareholders who wish to receive more information about notice-and-access or to receive paper copies of the Circular or other proxy-related materials should contact the Company at 1605 – 777 Dunsmuir Street, Vancouver, British Columbia, V7Y 1K4, or call 604-687-5800 or email the Company’s Chief Financial Officer by email at info@arrasminerals.com. Requested materials will be sent to the requesting Shareholders at no cost to them within three business days of their request, if such requests are made before the Meeting or any postponement or adjournment thereof.

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We encourage you to register to receive all future shareholder communications electronically, instead of in print. This means that access future annual meeting materials and other correspondence will be delivered to you via e-mail.

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. The Company will bear all costs of this solicitation. The Company has arranged for Intermediaries to forward the meeting materials to non-objecting beneficial owners of the Shares held of record by those intermediaries and we may reimburse the Intermediaries for their reasonable fees and disbursements in that regard.

Appointment of Proxyholders

The individuals named in the accompanying form of proxy (the “Proxy”) are officers and/or directors of the Company. If you are a Shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than the persons designated in the Proxy, who need not be a Shareholder, to attend and act for you and on your behalf at the Meeting. You may do so either by inserting the name of that other person in the blank space provided in the Proxy or by completing and delivering another suitable form of Proxy.

Voting by Proxyholder

The persons named in the Proxy will vote or withhold from voting the Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Shares will be voted accordingly. The Proxy confers discretionary authority on the persons named therein with respect to:

(a)	each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors;

(b)	any amendment to or variation of any matter identified therein; and

(c)	any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the management appointee acting as a proxyholder will vote in favour of each matter identified in the Proxy and, if applicable, for the nominees of management for directors and auditor as identified in the Proxy.

Registered Shareholders

Registered Shareholders may wish to vote by proxy whether or not they are able to attend the Meeting. Registered Shareholders who wish to submit a proxy may choose one of the following voting options:

(a)	complete, date and sign the Proxy and return it to Olympia Trust by fax within North America at (403) 668-8307, or by mail to PO Box 128, STN M, Calgary, Alberta, T2P 2H6 Attention: Proxy Department;

(b)	use a touch-tone phone to transmit voting choices to the toll-free number given in the Proxy. Registered Shareholders who choose this option must follow the instructions of the voice response system and refer to the enclosed Proxy form for the toll-free number and the holder’s 12-digit control number; or

(c)	via the internet at Olympia Trust’s website at https://css.olympiatrust.com/pxlogin or via email to proxy@olympiatrust.com. Registered Shareholders must follow the instructions provided and refer to the enclosed Proxy form for the holder’s 12-digit control number.

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To be effective, proxies must be received by Olympia Trust no later than Friday, April 26, 2024 at 10:00 am (Vancouver time), or in the case of any adjournment of the Meeting not later than 48 hours prior to the Meeting, excluding Saturdays, Sundays and holidays, or any adjournment thereof or to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof. Failure to complete or deposit a Proxy properly may result in its invalidation.

Beneficial Holders of Shares

The information set forth in this section is of significant importance to many Shareholders, as a substantial number of Shareholders do not hold Shares in their own name. Shareholders who hold their Shares through their brokers, intermediaries, trustees or other persons, or who otherwise do not hold their Shares in their own name (referred to herein as “Beneficial Shareholders” as previously defined) should note that only Proxies deposited by Shareholders who appear on the records maintained by the Company’s registrar and transfer agent as registered holders of Shares will be recognized and acted upon at the Meeting. If Shares are listed in an account statement provided to a Beneficial Shareholder by a broker, then those Shares will, in all likelihood, not be registered in the Shareholder’s name. Such Shares will more likely be registered under the name of the Shareholder’s broker or an agent of that broker. In Canada, the vast majority of such Shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms). In the United States, the vast majority of such Shares are registered under the name of Cede & Co. (the registration name for The Depository Trust Company, which acts as nominee for many United States brokerage firms). Shares held by brokers (or their agents or nominees) on behalf of a broker’s client can only be voted or withheld at the direction of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting Shares for the broker’s clients. Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

Existing regulatory policy requires brokers and other intermediaries to seek voting instructions from Beneficial Shareholders in advance of Shareholder meetings. The various brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Shares are voted at the Meeting. The form of instrument of Proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is substantially similar to the Proxy provided directly to registered Shareholders by the Company. However, its purpose is limited to instructing the registered Shareholder (i.e., the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The vast majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”) in Canada and United States. Broadridge typically prepares a machine-readable voting instruction form (“VIF”), mails those forms to Beneficial Shareholders and asks Beneficial Shareholders to return the VIFs to Broadridge, or otherwise communicate voting instructions to Broadridge (by way of the internet or telephone, for example). Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Shares to be represented at the Meeting. A Beneficial Shareholder who receives a Broadridge VIF cannot use that form to vote Shares directly at the Meeting. The VIFs must be returned to Broadridge (or instructions respecting the voting of Shares must otherwise be communicated to Broadridge) well in advance of the Meeting in order to have the Shares voted. If you have any questions respecting the voting of Shares held through a broker or other intermediary, please contact that broker or other intermediary for assistance.

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The Notice of Meeting, Circular, Proxy and VIF, as applicable, are being provided to both registered Shareholders and Beneficial Shareholders as described below. Beneficial Shareholders fall into two categories - those who object to their identity being known to the issuers of securities which they own (“OBOs”) and those who do not object to their identity being made known to the issuers of the securities which they own (“NOBOs”). This year, the Company will NOT be mailing the proxy-related materials directly to the NOBOs – as mailing to the NOBOs will be undertaken by Broadridge Financial Services. NI 54-101 permits an issuer to directly deliver proxy-related materials to its NOBOs. In that case, NOBOs would receive a VIF from our transfer agent, Olympia Trust. If you are a Beneficial Shareholder and the Company or its agent has sent these materials directly to you, your name, address and information about your holdings of Shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding the Shares on your behalf.

The Company has distributed copies of the Notice of Meeting, Circular and VIF to intermediaries for distribution to NOBOs. Unless you have waived your right to receive the Notice of Meeting, Circular and VIF, intermediaries are required to deliver them to you as a NOBO of the Company and to seek your instructions on how to vote your Shares.

The Company’s OBOs can expect to be contacted by Broadridge or their brokers or their broker’s agents. The Company does not intend to pay for intermediaries to deliver the Notice of Meeting, Circular and VIF to OBOs and, accordingly, if an OBO’s intermediary does not assume the costs of delivery of those documents in the event that the OBO wishes to receive them, the OBO may not receive the documentation.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Shares registered in the name of the applicable broker, a Beneficial Shareholder may attend the Meeting as proxyholder for the registered Shareholder and vote the Shares in that capacity. NI 54-101 allows a Beneficial Shareholder who is a NOBO to submit to the Company or an applicable intermediary any document in writing that requests that the NOBO or a nominee of the NOBO be appointed as proxyholder. If such a request is received, the Company or an intermediary, as applicable, must arrange, without expense to the NOBO, to appoint such NOBO or its nominee as a proxyholder and to deposit that Proxy within the time specified in this Circular, provided that the Company or the intermediary receives such written instructions from the NOBO at least one business day prior to the time by which proxies are to be submitted at the Meeting, with the result that such a written request must be received by the Chairman on the day that is at least three business days prior to the Meeting or any postponement or adjournment thereof. A Beneficial Shareholder who wishes to attend the Meeting and to vote their Shares as proxyholder for the registered Shareholder, should enter their own name in the blank space on the VIF or such other document in writing that requests that the NOBO or a nominee of the NOBO be appointed as proxyholder and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker.

Notice to Shareholders in the United States

This solicitation of proxies involves securities of an issuer located in Canada and is being effected in accordance with the corporate laws of the Province of British Columbia, Canada and the securities laws of the provinces of Canada. The proxy solicitation rules under the United States Securities Exchange Act of 1934, as amended, are not applicable to the Company or this solicitation, and this solicitation has been prepared in accordance with the disclosure requirements of the securities laws of the provinces of Canada. Shareholders should be aware that disclosure requirements under the securities laws of the provinces of Canada differ from the disclosure requirements under United States securities laws.

The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is governed by the Business Corporations Act (British Columbia) (the “BCA”), as amended, certain of its directors and its executive officers are residents of Canada and a substantial portion of its assets and the assets of such persons are located outside the United States. Shareholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of United States federal securities laws. It may be difficult to compel a foreign company and its officers and directors to subject themselves to a judgment by a United States court.

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Revocation of Proxy

In addition to revocation by any other manner permitted by law, a registered Shareholder who has given a Proxy may revoke it by:

(a)	executing a Proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the registered Shareholder or the registered Shareholder’s authorized attorney in writing, or, if the Shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and delivering the Proxy bearing a later date or the valid notice of revocation to Olympia Trust at the time and place noted above or to the Chairman of the Meeting on the day of the Meeting or adjournment thereof; or

(b)	attending the Meeting or any adjournment of the Meeting and registering with the scrutineer as a Shareholder present in person.

CURRENCY

Unless otherwise noted, all amounts in this Circular are shown in US dollars, which is the currency used to prepare the Company’s financial statements.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere in this Circular, none of the directors or executive officers of the Company, no proposed nominee for election as a director of the Company, none of the persons who have been directors or executive officers of the Company since the commencement of the Company's last completed financial year and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company has an authorized capital of an unlimited number of Shares. Each Share carries the right to one vote at the Meeting.

The board of directors of the Company (the “Board”) has fixed March 15, 2024 as the record date (the “Record Date”) for the determination of Shareholders entitled to receive notice of and to vote at the Meeting and at any adjournment thereof, and only Shareholders of record at the close of business on that date are entitled to receive such notice and to vote at the Meeting. As of the Record Date, 68,919,384 Shares were issued and outstanding as fully paid and non-assessable Shares.

To the knowledge of the directors or executive officers of the Company, as at the Record Date, no person beneficially owned, or controlled or directed, whether directly or indirectly, Shares carrying 10% or more of the voting rights attached to the Company’s issued and outstanding Shares. (1)

Notes:

(1)	Based on 68,919,384 Shares issued and outstanding on the Record Date.

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VOTES NECESSARY TO PASS RESOLUTIONS AT THE MEETING

Under the Company’s articles, the quorum for the transaction of business at the Meeting is two or more Shareholders in person or represented by proxy, carrying not less in aggregate than 5% of the votes entitled to be voted at the Meeting. A simple majority of the votes cast at the Meeting (in person or by proxy) is required in order to pass the resolutions referred to in the accompanying Notice of Meeting.

FINANCIAL STATEMENTS

The annual audited financial statements of the Company for the year ended October 31, 2023, together with the auditor’s report thereon and related management’s discussion and analysis, will be presented to Shareholders at the Meeting. These documents are available under the Company’s profile on SEDAR+ atwww.sedarplus.ca.

PARTICULARS OF MATTERS TO BE ACTED UPON

1.	Appointment of Auditor – See heading “Appointment of Auditor” below.
2.	Election of Directors – See headings “Set the Number of Directors” and “Election of Directors” below.
3.	Equity Incentive Plan – See heading “Approval of Equity Incentive Plan” below.

APPOINTMENT OF AUDITOR

At the Meeting, Shareholders will be asked to consider and, if deemed appropriate, to pass an ordinary resolution appointing Smythe LLP, Chartered Professional Accounts, as auditor of the Company to hold office until the next annual general meeting of Shareholders and to authorize the Board to fix the remuneration of the auditor (the “Auditor Appointment Resolution”). Smythe LLP, Chartered Professional Accountants has been the auditor of the Company since its inception on February 5, 2021.

The Board recommends that each Shareholder vote FOR the Auditor Appointment Resolution. Unless otherwise indicated, the persons named in the enclosed Proxy form intend to vote FOR the Auditor Appointment Resolution.

SET THE NUMBER OF DIRECTORS

At the Meeting, Shareholders will be asked to consider and, if deemed appropriate, to pass an ordinary resolution setting the number of directors at seven (7) (the “Board Size Resolution”).

The Board recommends that each Shareholder vote FOR the Board Size Resolution. Unless otherwise indicated, the persons named in the enclosed Proxy form intend to vote FOR the Board Size Resolution.

ELECTION OF DIRECTORS

The Board currently consists of seven (7) directors, namely Brian Edgar, Timothy Barry, Darren Klinck, G. Wesley Carson, Daniel Kunz, Vera Kobalia, and Christian Milau. Each director elected will hold office until the next annual general meeting or until the director’s successor is elected or appointed unless the director’s office is earlier vacated under any of the relevant provisions of the Articles of the Company or the BCA.

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The Board recommends that each Shareholder vote FOR the appointment of each of the nominees listed below. It is the intention of the persons named as proxyholders in the enclosed Proxy form to vote for the election to the Board of those persons hereinafter designated as nominees for election as directors. The Board does not contemplate that any of such nominees will be unable to serve as a director; however, if for any reason any of the proposed nominees do not stand for election or are unable to serve as such, proxies in favour of management designees will be voted for another nominee in their discretion unless the Shareholder has specified in such Shareholder’s Proxy that such Shareholder’s Shares are to be withheld from voting in the election of directors.

The following table sets out the name of each of the persons proposed to be nominated for election as a director of the Company; all positions and offices in the Company presently held by the nominee; the nominee’s present principal occupation or employment; the period during which the nominee has served as a director; and the number of Shares that the nominee has advised are beneficially owned by the nominee, directly or indirectly, or over which control or direction is exercised, as of the Record Date:

Name, place of residence and positions with the Company	Present principal occupation, business or employment	Period served as a director	Shares beneficially owned or controlled(5)
Brian D. Edgar (2)(3)(4) Chairman & Director Vancouver, British Columbia, Canada	Corporate Director	Since February 5, 2021	1,294,704 Shares 800,000 stock options(6)
Timothy T. Barry Director and Chief Executive Officer Almaty, Kazakhstan	President (February 5, 2021–October 1, 2021) and Chief Executive Officer (since February 5, 2021) of Arras; and Chief Executive Officer of Silver Bull Resources, Inc. (“Silver Bull”) (a mining company) (since 2011).	Since February 5, 2021	520,758 Shares 1,000,000 stock options(6) 575,186 Restricted Share Units(10)
Darren E. Klinck Director and President Vancouver, British Columbia, Canada	President, Arras (since October 1, 2021); President, Silver Bull (a mining company) (October 1, 2021-April 2023); President (August 2017–April 2021) and Chief Executive Officer (August 2017–January 2020) of Bluestone Resources Inc.; and Executive Vice President (among other roles) of OceanaGold Corporation (April 2007–June 2017).	Since October 1, 2021	595,109 Shares 800,000 stock options(7) 575,186 Restricted Share Units(10)
G. Wesley Carson (2)(3) Director Vancouver, British Columbia, Canada	Vice President, Mining Operations at Wheaton Precious Metals Corp. (since 2017); and Vice President, Project Development at Sabina Gold & Silver Corp. (from 2012 to 2017).	Since April 1, 2021	40,000 Shares 300,000 stock options(6)
Daniel J. Kunz (1)(3)(4) Director Boise, Idaho, USA	Recently retired President and Chief Executive Officer of Prime Mining Corp. (a mining company) (June 2020 to January 2024); and Managing Member of Daniel Kunz & Associates, LLC (an advisory and engineering services company) (since 2014).	Since April 1, 2021	492,096 Shares 300,000 stock options(6)
Vera Kobalia (1)(2) Director New Westminster, British Columbia, Canada	Founder, Kobalia Consulting (a firm advising public and private sector leaders, including local and federal governments) (since 2013); Co-founder, Olyn Inc. (an asset registry service) (since 2020).	Since March 2, 2022	Nil Shares 300,000 stock options(8)
Christian Milau(1)(4) Director Vancouver, British Columbia, Canada	CEO, Blue Dot Carbon Corp. (since September 2022), CEO Equinox Gold Corp. (August 2016 to August 2022).	Since September 8, 2022	1,195,855 Shares 300,000 stock options(9)

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Notes:

(1)	Member of the Audit Committee.
(2)	Member of the Corporate Governance and Nominating Committee
(3)	Member of the Compensation Committee
(4)	Member of the Health, Safety and Sustainability Committee
(5)	Information with respect to Shares beneficially owned or controlled have been provided by the nominees.
(6)	Stock options issued on April 15, 2021 with an exercise price of Cdn$0.50 and an expiry date of April 15, 2026. The stock options vest 1/3 on grant date, 1/3 on first anniversary of grant and 1/3 on second anniversary of grant.
(7)	Stock options issued on August 5, 2021 with an exercise price of Cdn$0.50 and an expiry date of August 5, 2026. The stock options vest 1/3 on grant date, 1/3 on first anniversary of grant and 1/3 on second anniversary of grant.
(8)	Stock options issued on March 3, 2022 with an exercise price of Cdn$1.00 and an expiry date of March 3, 2027. The stock options vest 1/3 on grant date, 1/3 on first anniversary of grant and 1/3 on second anniversary of grant.
(9)	Stock options issued on September 22, 2022 with an exercise price of Cdn$0.35 and an expiry date of September 22, 2027. The stock options vest 1/3 on grant date, 1/3 on first anniversary of grant and 1/3 on second anniversary of grant.
(10)	Restricted Share Units issued on February 27, 2024 and vest on February 27, 2025.

Biographies of Proposed Directors

Brian D. Edgar

Mr. Edgar has served as Chairman of Arras since its inception on February 5, 2021 and as Chairman of the board of Silver Bull Resources (TSX:SVB) since April 2010. Mr. Edgar has broad experience working in junior and mid-size natural resource companies. He served as President and Chief Executive Officer of Dome Ventures Corporation (“Dome”) from February 2005 to April 2010, when Dome was acquired by Silver Bull. Further, Mr. Edgar served as a director of Dome (1998–2010), Lundin Mining Corp. (September 1994 – May 2015), Lucara Diamond Corp. (2007–May 2020), BlackPearl Resources Inc. (2006–December 2018), and ShaMaran Petroleum Corp. (2007–June 2019). He has served as a director of Denison Mines Corp. (TSX:DML; NYSE:DNN) since 2005 and of numerous public resource companies over the last 30 years. Mr. Edgar practiced corporate/securities law in Vancouver, British Columbia, Canada for 16 years.

Timothy Barry

Mr. Barry has served as President (February 5, 2021–October 1, 2021) and Chief Executive Officer (since February 5, 2021) of Arras and as President (2011–October 1, 2021 and since April 21, 2023), Chief Executive Officer and a director (since March 2011) of Silver Bull Resources (TSX:SVB). From August 2010 to March 2011, he served as Silver Bull’s Vice President – Exploration. Between 2006 and August 2010, Mr. Barry spent five years working as Chief Geologist in West and Central Africa for Dome. During this time, he managed all aspects of Dome’s exploration programs and oversaw corporate compliance for Dome’s various subsidiaries. Mr. Barry also served on Dome’s board of directors. In 2005, he worked as a project geologist in Mongolia for Entree Gold, a company that has a significant stake in the Oyu Tolgoi mine in Mongolia. Between 1998 and 2005, Mr. Barry worked as an exploration geologist for Ross River Minerals Inc. on its El Pulpo copper/gold project in Sinaloa, Mexico, for Canabrava Diamonds Corporation on its exploration programs in the James Bay lowlands in Ontario, Canada, and for Homestake Mining Company on its Plutonic Gold Mine in Western Australia. He has also worked as a mapping geologist for the Geological Survey of Canada in the Coast Mountains, and as a research assistant at the University of British Columbia, where he examined the potential of CO2 sequestration in Canada using ultramafic rocks. He is currently a director of Torrent Gold Inc. (CSE:TGLD). Mr. Barry received a Bachelor of Science degree from the University of Otago in Dunedin, New Zealand and is a Chartered Professional Geologist (CPAusIMM).

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Darren E. Klinck

Mr. Klinck has served as President of each of Arras since October 1, 2021. He most recently served as President of Silver Bull Resources (October 1, 2021 – April 21, 2023) and as President (August 2017–April 2021) and Chief Executive Officer (August 2017–January 2020) of Bluestone Resources Inc. From April 2007 to June 2017, he served in numerous roles at OceanaGold Corporation, including Executive Vice President and Head of Corporate Development, Head of Business Development, and Vice President of Corporate and Investor Relations. Mr. Klinck has served as a director of ValOre Metals Corp. (TSXV:VO) since June 2021. In addition, he served as a director of Bluestone Resources Inc. from August 2017 to April 2021. Mr. Klinck has a Bachelor of Commerce degree from the Haskayne School of Business at the University of Calgary.

G. Wesley Carson

Mr. Carson, BASc., P.Eng., has over 25 years of experience in the mining industry and has held a variety of leadership roles in operations, project development and engineering with both junior and major mining companies, including multiple M&A integrations. Since June 2017, he has been the Vice President, Mining Operations at Wheaton Precious Metals Corp. (NYSE:WPM). From June 2012 to June 2017, Mr. Carson was the Vice President – Project Development with Sabina Gold & Silver Corp., leading the operating and development teams for the Back River gold project in Nunavut. He also worked with Thompson Creek Metals Company Inc./Terrane Metals Corp. as Vice President and General Manager for the Mt. Milligan project in Central British Columbia from 2007 to 2012. Prior to this, he worked for Cominco Ltd., Teck Corporation, Placer Dome Inc. and Barrick Gold Corporation in a variety of operating roles in both North America and Africa. Mr. Carson is currently a director of Prosper Gold Corp. (TSXV:PGX). He received his Bachelor of Applied Science, Mining and Mineral Process Engineering at the University of British Columbia, and is a registered Professional Engineer in the Province of British Columbia.

Daniel J. Kunz

Mr. Kunz has more than 35 years of experience in international mining, energy, engineering and construction. He was President, Chief Executive Officer and a director of Prime Mining Corp. (TSX: PRYM), a mine development company, from June 2020 through January 2024. Since then, he has remained a member of the Prime board. Since 2014, he has been a managing member of Daniel Kunz & Associates, LLC, an advisory and engineering services company focused on the natural resources sector. From 2013 to 2018, he was the Chairman and Chief Executive Officer of Gold Torrent, Inc., a mine development company. In addition, Mr. Kunz is the founder, and from 2003 until he retired in April 2013, was the President and Chief Executive Officer and a director of U.S. Geothermal, Inc., a renewable energy company that owns and operates geothermal power plants in Idaho, Oregon, and Nevada. Mr. Kunz was Senior Vice President and Chief Operating Officer of Ivanhoe Mines Ltd. from 1997 to October 2000, and served as its President and Chief Executive Officer and as a director from November 2000 to March 2003. He was part of the team that discovered Oyu Tolgoi, one of the world’s largest copper-gold deposits. From March 2003 to March 2004, Mr. Kunz served as President and Chief Executive Officer of China Gold International Resources Corp. Ltd. and served as a director from March 2003 to October 2009. Mr. Kunz was a founder of MK Resources LLC, formerly known as the NASDAQ-listed company MK Gold Company, and directed its 1993 initial public offering as the President and Chief Executive Officer and a director. For 17 years, he held executive positions with NYSE-listed Morrison Knudsen Corporation (including Vice President and Controller). Mr. Kunz holds a Master of Business Administration and a Bachelor of Science in Engineering Science. He is also currently a director of Torrent Gold Inc. (CSE:TGLD), and Greenbriar Capital Corp. (TSXV:GRB).

Vera Kobalia

Ms. Kobalia is founder of Kobalia Consulting, a private consultancy advising public and private sector leaders around the world since 2013. Clients have included local and federal governments of Australia, Kazakhstan, Philippines, United Arab Emirates, Indonesia and United Kingdom. She is also co-founder of Olyn Inc., a blockchain based solution for asset registry. Ms. Kobalia previously was Deputy Chair of the Board of the Astana Expo 2017 National Company, which was responsible for the management and construction of associated facilities and infrastructure for the International Exposition held in Astana, Kazakhstan in 2017. Ms. Kobalia served as Advisor to the President of Georgia in 2012-2013 and was Minister of Economy and Sustainable Development for the Republic of Georgia in 2010-2012.

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Ms. Kobalia is currently a visiting lecturer at the European Academy of Diplomacy (Warsaw, Poland); a member of the People’s Panel at the Centre of Public Impact (London, UK); a member of the Economic Development Advisory Committee for the City of New Westminster (British Columbia, Canada); and a member of the Board of Directors for Sandstorm Gold (TSX: SSL). Ms. Kobalia was recognized as one of Business in Vancouver’s “Top 40 Under 40” award winners in 2019 and is a frequent speaker at various international forums including the World Economic Forum, where she was a Board Member on the Global Council for Development Finance in 2018-2019.

She is fluent in English, Russian and Georgian and frequently speaks on public policy issues, fighting corruption in public and private institutions, sustainable development as economic growth tool and women leadership at international conferences and forums, including the Council of Europe’s World Forum for Democracy, the World Economic Forum, the Warsaw Security Forum and the International Transport Forum.

Christian Milau

Mr. Milau has been the CEO of Blue Dot Carbon Corp since September 2022. He was the CEO of Equinox Gold (NYSE:EQX) from August 2016 to August 2022, leading the company through five mergers and acquisitions to grow the company from a single-asset developer to a multi-asset producer. Prior to joining Equinox Gold, Mr. Milau was the CEO of True Gold until it was acquired in April 2016. Prior to True Gold, he held senior executive positions at Endeavour Mining, New Gold, BNP Paribas in London and Deloitte. Mr. Milau brings more than 25 years of experience to Arras with expertise in finance and capital markets as well as operational, government and stakeholder relations experience. He is currently a director of Northern Dynasty Minerals Ltd. (TSX:NDM), and Copper Standard Resources (CSE: CSR).

None of the proposed directors are, as at the date of this Circular, or have been, within the ten years preceding the date of this Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that:

(a)       was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days (collectively, an “Order”), when such Order was issued while the person was acting in the capacity of a director, chief executive officer or chief financial officer of the relevant company; or

(b)       was subject to an Order that was issued after such person ceased to be a director, chief executive officer or chief financial officer of the relevant company, and which resulted from an event that occurred while the person was acting in the capacity of a director, chief executive officer or chief financial officer of the relevant company.

No proposed director is, as at the date of this Circular, or has been, within the ten years preceding the date of this Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No proposed director has, within the ten years preceding the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that person.

No proposed director has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Management of the Company recommends that Shareholders vote in favor of the resolution to approve the election of the above nominees as directors. Unless you give other instructions, the persons named in the enclosed form of proxy intend to vote FOR the election of the nominees.

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APPROVAL OF EQUITY INCENTIVE PLAN

The Company’s Equity Incentive Plan was first adopted and approved by the Board on May 31, 2022 and approved by Shareholders on September 8, 2022. Amendments to the Equity Incentive Plan were approved by the Board on March 15, 2024 (the “Plan Amendments”). A copy of the Equity Incentive Plan inclusive of the Plan Amendments (the “Plan”) is attached hereto as Appendix “B” and will be available for inspection at the Meeting.

As of the Record Date, the Company had a total of 5,160,000 stock options outstanding in aggregate under the Plan.

Shareholders will be asked to consider and, if deemed advisable, pass, with or without variation, an ordinary resolution approving, ratifying and confirming the Plan, and subject to the terms of the Plan and any adjustment pursuant to the Plan, approving that the maximum aggregate number of Shares that may be issued pursuant to grants made under the Plan be equal to 10,295,030 Shares.

The following is a summary of the principal terms of the Plan, which is qualified in its entirety by reference to the text of the Plan, a copy of which is attached Appendix “B” to this Circular.

Purpose

The purpose of the Plan is to: promote a further alignment of interests between officers, employees and other eligible service providers and the shareholders of the Company; to associate a portion of the compensation payable to officers, employees and other eligible service providers with the returns achieved by shareholders of the Company; and to attract and retain officers, employees and other eligible service providers with the knowledge, experience and expertise required by the Company.

Key Terms of the Plan

Capitalized terms used in this section and not otherwise defined have the same meaning attributed to them in the Plan.

Eligible Persons

As permitted under the Plan, an individual Employed by the Company or any Subsidiary of the Company, a Director, an Officer or a Service Provider, who, by the nature of his or her position or job is, in the opinion of the Board, in a position to contribute to the success of the Corporation, is an “Eligible Person” under the Plan and, a Director who is not an employee of the Company, including any non-executive Chair of the Board, is an “Eligible Director”.

Types of Awards

The Plan provides for the grant of Options, RSUs, PSUs, DSUs or such other award as may be permitted under the Plan (each an “Award” and collectively, the “Awards”). All Awards are granted by either (i) a written agreement entered into by the Company and a Service Provider that is the recipient of an Award granted or issued by the Company (the “Participant”) setting forth the terms and provisions applicable to Awards granted under the Plan; or (ii) a written statement issued by the Company to a Participant describing the terms and provisions of applicable Awards granted under this Plan (each, a “Grant Agreement”).

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Size of the Plan

Subject to adjustments as provided for under the Plan, the maximum number of Shares issuable under the Plan is 10,295,030 Shares.

Additional Limits on Plan Size

Unless Arras has obtained requisite disinterested shareholder approval required under applicable securities laws, the maximum number of Shares that may be reserved for issuance to any one participant under the Plan, together with all other security-based compensation arrangements of Arras, including Shares issuable to companies that are wholly owned by such participant, in any 12 month period must not exceed 5.0% of the total issued and outstanding Shares, calculated as at the date any grant is made and in accordance with all applicable securities laws. Furthermore, for so long as the Shares are listed on the TSX Venture Exchange (the “Exchange”):

(a)	unless Arras has obtained the requisite disinterested shareholder approval required under applicable securities laws, the aggregate number of Shares reserved for issuance to insiders (as a group), together with all other security based compensation arrangements of the Company (i) must not exceed 10% of the number of aggregate issued and outstanding Shares at any point in time; and (ii) in any 12 month period, must not exceed 10% of the number of aggregate issued and outstanding Shares, calculated as at the date any Grant is made to an insider in accordance with all applicable securities laws;

(b)	the aggregate number of Shares reserved for issuance to all investor relations service providers, in aggregate, together with all other security-based compensation arrangements of the Company, in any 12 month period, must not exceed 2% of the number of aggregate issued and outstanding Shares, calculated as at the date any Grant is made and in accordance with all applicable securities laws, and investor relations service providers shall only be entitled to receive Options under the Plan and shall not be eligible to receive a grant of RSUs, PSUs or DSUs; and

(c)	the aggregate number of Shares reserved for issuance to any one service provider, together with all other security-based compensation arrangements of the Company, in any 12 month period, must not exceed 2% of the number of aggregate issued and outstanding Shares, calculated as at the date any Grant is made and in accordance with all applicable securities laws.

Except with respect to certain U.S. persons, there were no limitations on the maximum number of Shares that could be reserved for issuance to participants under the Plan prior to the listing of the Shares on the Exchange.

Plan Administration

The Plan is administered by the Board, which may delegate its authority to a duly authorized committee of the Board appointed by the Board to administer the Plan. Subject to the terms of the Plan, applicable law and the rules of the Exchange, the Board (or its delegate) has the power and authority, including but not limited, to:

(a)	interpret the Plan and Grant Agreements;
(b)	prescribe, amend and rescind such rules and regulations and make all determinations necessary or desirable for the administration and interpretation of the Plan and instruments of grant evidencing Grants, including (i) requiring, as a condition of any such Grant, the Participant receiving the grant to complete any requisite forms or filings required by applicable law and (ii) such rules and regulations as are necessary to ensure that employees and Service Providers are eligible to receive Grants hereunder;

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(c)	determine those Eligible Persons who may receive Grants as Participants, grant one or more Grants to such Participants and approve or authorize the applicable form and terms of the related Grant Agreement;
(d)	determine the terms and conditions of Grants granted to any Participant, including, without limitation, as applicable (i) Grant value and the number of Shares subject to a Grant, (ii) the Exercise Price for Shares subject to a Grant, (iii) the conditions to the Vesting of a Grant or any portion thereof, including, as applicable, the period for achievement of any applicable Performance Conditions as a condition to Vesting, and conditions pertaining to compliance with Restrictive Covenants, and the conditions, if any, upon which Vesting of any Grant or any portion thereof will be waived or accelerated without any further action by the Board, (iv) the circumstances upon which a Grant or any portion thereof shall be forfeited, cancelled or expire, including in connection with the breach by a Participant of any Restrictive Covenant, (v) the consequences of a Termination with respect to a Grant, (vi) the manner of exercise or settlement of the Vested portion of a Grant, (vii) whether, and the terms upon which, a Grant may be settled in cash, newly issued Shares or a combination thereof, and (viii) whether, and the terms upon which, any Shares delivered upon exercise or settlement of a Grant must be held by a Participant for any specified period of time;
(e)	determine whether, and the extent to which, any Performance Conditions or other conditions applicable to the Vesting of a Grant have been satisfied or shall be waived or modified;
(f)	make such rules, regulations and determinations as it deems appropriate under the Plan in respect of any leave of absence or disability of any Participant. Without limiting the generality of the foregoing, the Board shall be entitled to determine:
a.	whether or not any such leave of absence shall constitute a Termination within the meaning of the Plan;
b.	the impact, if any, of any such leave of absence on Grants issued under the Plan made to any Participant who takes such leave of absence (including, without limitation, whether or not such leave of absence shall cause any Grants to expire and the impact upon the time or times such Grants shall be exercisable);
(g)	amend the terms of any Grant Agreement or other documents evidencing Grants; and
(h)	determine whether, and the extent to which, adjustments shall be made pursuant to Section 5 and the terms of such adjustments.

Exercise Price

The exercise price of each Share subject to an Option will be fixed by the Board and Options granted under the Plan must have an exercise price that is not less than 100% of the Discounted Market Price (as defined in Policy 1.1 of the TSX Venture Exchange Corporate Finance Manual) based upon the most recent closing price of the Shares prior to the grant of such Option.

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Description of Awards

1.       Options

An Option is an Award that entitles the Participant to purchase a Share, granted by the Board to an Eligible Person in accordance with the Plan.

Option holders, other than an investor relations service provider, may exercise their Options on a cashless basis. Unless otherwise designated by the Board in the applicable Grant Agreement, one-third of the options granted under the Plan must vest on each of the Grant Date and the first and second anniversaries of the Grant Date, subject to acceleration in certain circumstances. Options granted to any investor relations service provider must vest in stages over a period of not less than 12 months, such that no more than ¼ of the options vest no sooner than 3 months after the Grant Date, no more than another ¼ of the Options vest no sooner than six months after the Grant Date, no more than another ¼ of the Options vest no sooner than nine months after the Grant Date and the remainder of the Options vest no sooner than 12 months after the Grant Date. The exercise period of any option must not exceed 10 years from the Grant Date.

In the event that the expiry date falls within a Blackout Period then the expiry date of such Option shall, without any further action, be extended to the date that is ten (10) business days following the end of such Blackout Period. The foregoing extension applies to all Options whatever the Grant Date and shall not be considered an extension of the term of the Options as referred to in the Plan.

2.       RSUs and PSUs

An RSU is a right granted to an Eligible Person in accordance with the Plan to receive a Share or the Market Price, as determined by the Board, that generally becomes Vested, if at all, following a period of continuous Employment of the Participant.

A PSU is a right granted to an Eligible Person in accordance with the Plan to receive a Share or the Market Price, as determined by the Board, that generally becomes Vested, if at all, subject to the attainment of certain Performance Conditions and satisfaction of such other conditions to Vesting, if any, as may be determined by the Board.

Settlement of RSUs and PSUs (together, “Share Units”) must be made by the issuance of one share for each Share Unit being settled, a cash payment equal to the Discounted Market Price on the vesting date of the Share Units being settled, or a combination of shares and cash, all as determined by the Board or as specified in the applicable Grant Agreement. Unless the Grant Agreement specifies that Share Units must be settled through the issuance of shares, settlement will occur upon or as soon as reasonably practicable following vesting and, in any event, on or before December 31 of the third year following the year in which the participant performed the services to which the grant of Share Unit relates.

Subject to the Plan and the applicable Grant Agreement, Share Units subject to a Grant and dividend equivalent Share Units credited to the Participant’s Share Unit Account in respect of such Share Units shall Vest in such proportion(s) and on such Vesting Date(s) as may be specified in the Grant Agreement governing such Grant provided that the Participant’s Employment has not Terminated on the relevant Vesting Date and provided further that any Share Units, and dividend equivalent Share Units credited to a Participant in respect of such Share Units, may not vest before the date that is one year following the date that such Share Units are granted.

If a Participant’s RSUs and/or PSUs would otherwise be settled in a Blackout Period under the Plan, then such settlement shall be postponed until the earlier of the tenth business day following the date on which such Blackout Period ends and the otherwise applicable date for settlement of the Participant’s RSUs and/or PSUs, as applicable, as determined in accordance with the Plan, and the Market Price of any RSUs or PSUs being settled in cash will be determined as of the earlier of the business day on which the Blackout Period ends and the day prior to the settlement date.

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3.       DSUs

A DSU is an Award which the Board may grant to Eligible Directors to provide an Eligible Director with equity based compensation for the services he or she renders to the Company as a Director. Subject to the Plan, the Board may fix or an Eligible Director may elect, to receive the Annual Remuneration that is payable to such Eligible Director in the form of DSUs, which shall be a unit credited by the Company to the Eligible Director by way of a bookkeeping entry in the books of the Company, the value of which at any particular date shall be the Market Pirce at that date. A person who is an Eligible Director may elect to receive a percentage of their Annual Remuneration for the year in which the Plan becomes effective and, for subsequent years, in DSUs, cash or a combination of DSUs and cash.

DSUs elected by an by an Eligible Director shall be credited to the Eligible Director’s Account in respect of Annual Remuneration earned in a Quarter as of the applicable Valuation Date which, unless otherwise determined by the Board, shall be the last day of the Quarter in which such Annual Remuneration was earned. The number of DSUs (including fractional DSUs) to be credited to an Eligible Director’s Account as of a particular Valuation Date shall be determined by dividing the portion of that Eligible Director’s Annual Remuneration for the applicable Quarter to be satisfied by Deferred Share Units by the Market Price on the particular Valuation Date. DSUs will be fully vested upon being credited to an Eligible Director’s Account and the Eligible Director’s entitlement to payment of such DSUs at their Termination Date shall not thereafter be subject to satisfaction of any requirements as to any minimum period of employment or performance.

An Eligible Director may elect up to two separate dates as of which either a portion of all of the DSUs credited to the Eligible Director’s Account shall be redeemed (each such date being an “Entitlement Date”) by filing one or two irrevocable written redemption elections with the Secretary of the Company prior to the Entitlement Date. No Entitlement Date elected by an Eligible Director shall be before the Eligible Director’s Termination Date or later than December 15 of the calendar year following the year in which the Eligible Director’s Termination Date occurs and, in any event, shall be no later than 12 months following the date on which the Eligible Director ceases being an Eligible Director under the Plan.

Where an Eligible Director applies does not elect a particular date or dates within the permissible period set out above as their Entitlement Date or Entitlement Dates, as the case may be, there shall be a single Entitlement Date for such Eligible Director, which shall be December 15 of the year following the year in which the Eligible Director’s Termination Date occurs and, in any event, shall be no later than 12 months following the date on which the Eligible Director ceases being an Eligible Director under the Plan. The Board or its delegate shall determine, in its sole discretion, the form of consideration to be provided to an Eligible Director upon the redemption of DSUs, which shall consist of (i) a number of Shares through either the issuance from treasury or purchase on the open market equal in number to the DSUs that are being settled as of the Entitlement Date applicable to such DSUs, or (ii) a combination thereof, in each case net of any applicable withholding taxes and other required source deductions.

The Board shall have the authority to determine any vesting terms applicable to the grant of DSUs, provided that, for so long as the Shares are listed on the Exchange, no DSUs may vest before the date that is one year following the Grant Date.

Subject to the Plan, on the payment date for dividends paid on Shares, an Eligible Director shall be credited with dividend equivalents in respect of DSUs credited to the to the Eligible Director’s Account as of the record date for payment of such dividends, and such dividend equivalents shall be converted into additional DSUs (including fractional DSUs) based on the Market Price as of the date on which the dividends on the Shares ae paid. For clarity, additional DSUs credited with respect to the payment of dividends paid on Shares under the Plan shall continue to be credited for DSUs that remain credited to the Eligible Directors’ Account following their Terminate Date.

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If a DSU expires, or the redemption and/or settlement of a DSU occurs during a routine or special trading Blackout Period, then, unless the delayed expiration would results in negative tax consequences, the DSU shall expire ten business days after the Blackout Period is lifted by the Company and, provided that, (i) the Blackout Period shall be deemed to have expired upon the general disclosure of the undisclosed material information pursuant to the rules and policies of the Exchange, and (ii) the automatic extension of a DSU will not be permitted where the Participant or the Company is subject to a cease trade order (or similar order under applicable securities laws) in respect of the Company’s securities.

As of the date of this Circular, there were no DSU’s outstanding.

Effect of Termination on Awards

1.       Options

Outstanding Options held by a Participant as of the Participant’s Termination shall be subject to the provisions of the Plan, as applicable; except that, in all events, the period for exercise of Options shall end no later than the last day of the maximum term thereof established under the Plan, as the case may be. Options that are not exercised prior to the expiration of the exercise period, including any extended exercise period contemplated by the Plan, following a Participant’s date of Termination or Disability Date, as the case may be, shall automatically expire on the last day of such period.

Subject to the applicable Grant Agreement and the Plan, in the case of a Participant’s Termination due to death or Disability, (i) the Participant's outstanding Options that have become Vested prior to the Participant’s Termination due to death or Disability shall continue to be exercisable during the twelve (12) month period following the Participant’s date of Termination due to death or Disability Date, and (ii) the Participant’s outstanding Options that are unvested on the Participant’s date of Termination due to death or Disability Date shall be forfeited.

Subject to the applicable Grant Agreement and the Plan, in the case of a Participant's Termination due to resignation (including the voluntary withdrawal of services by a Participant who is not an employee under applicable law) or Termination without Cause (including by way of constructive dismissal), (i) the Participant's outstanding Options that have become Vested prior to the Participant’s Termination shall continue to be exercisable during the ninety (90) day period following the Participant’s Termination, and (ii) the Participant’s outstanding Options that are unvested on the Participant’s Termination shall be forfeited.

The Board may, at the time of a Participant’s Termination or Disability Date, extend the period for exercise of some or all of the Participant’s Options, but not beyond the original expiry date, and/or allow for the continued Vesting of some or all of the Participant’s Options during the period for exercise or a portion of it, in each case for a period of time not to exceed 12 months following the date of a Participant’s Termination or Disability.

Notwithstanding any other provision hereof or in any Grant Agreement, in the case of a Participant’s Termination for Cause, any and all then outstanding Vested and unvested Options granted to the Participant shall be immediately forfeited and cancelled, without any consideration as of the Termination.

For greater certainty, a Participant shall have no right to receive Shares or a cash payment, as compensation, damages or otherwise, with respect to any Options that do not become Vested, that have been forfeited, or that are not exercised before the date on which the Options expire, whether related or attributable to any contractual or common law termination entitlements or otherwise.

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2.       RSUs and PSUs

Subject to the applicable Grant Agreement and the Plan, in the event of a Participant’s Termination without Cause (which shall include a constructive dismissal by the Company or a subsidiary of the Company), no Share Units that have not Vested prior to such Termination, including dividend equivalent Share Units in respect of such Share Units, shall Vest and all such Share Units shall be forfeited immediately.

The Board may, at the time of Termination or a Disability Date, extend the period for Vesting of Share Units for a period of time not to exceed 12 months following the date of a Participant’s Termination or Disability, but not beyond the original end of the applicable Vesting Period.

In the event a Participant’s employment is Terminated for Cause by the Company or a subsidiary, no Share Units that have not Vested prior to the date of the Participant’s Termination for Cause, including dividend equivalent Share Units in respect of such Share Units, shall Vest and all such Share Units shall be forfeited immediately, except only as may be required to satisfy the express minimum requirements of applicable employment or labour standards legislation. The Participant shall have no further entitlement to Share Units following the Termination and waives any claim to damages in respect thereof whether related or attributable to any contractual or common law termination entitlements or otherwise.

3.       DSUs

All amounts payable to an Eligible Director in connection with DSUs issued to such Eligible Director under the Plan, shall be paid on or before December 31 of the year commencing immediately after the Eligible Director’s Termination Date and no later than 12 months following the date on which the Eligible Director ceases being an Eligible Director under the Plan.

In the event of an Eligible Director’s death or Disability, any DSUs then credited to the Eligible Director’s Account shall become payable to the Eligible Director’s Beneficiary in accordance with the Plan as soon as reasonably practicable following such date of death or Disability and, in any event, shall become payable to the Eligible Director’s Beneficiary no later than the one year anniversary following the Eligible Director’s death or disability, as applicable.

Change in Control

In the event of a Change in Control prior to the Vesting of a Grant, and subject to the terms of a Participant’s written employment agreement or contract for services with the Corporation or a Subsidiary of the Corporation and the applicable Grant Agreement and applicable law, including, if required, the approval of any stock exchange, the Board shall have full authority to determine in its sole discretion the effect, if any, of a Change in Control on the Vesting, exercisability, settlement, payment or lapse of restrictions applicable to a Grant, which effect may be specified in the applicable Grant Agreement or determined at a subsequent time. Subject to applicable law, including, if required, the approval of any stock exchange, the Board shall, at any time prior to, coincident with or after the effective time of a Change in Control, take such actions as it may consider appropriate, including, without limitation: (i) provide for the acceleration of any Vesting or exercisability of a Grant; (ii) provide for the deemed attainment of Performance Conditions relating to a Grant; (iii) provide for the lapse of restrictions relating to a Grant; (iv) provide for the assumption, substitution, replacement or continuation of any Grant by a successor or surviving corporation (or a parent or subsidiary thereof) with cash, securities, rights or other property to be paid or issued, as the case may be, by the successor or surviving corporation (or a parent or subsidiary thereof); (v) provide that that a Grant shall terminate or expire unless exercised or settled in full on or before a date fixed by the Board; or (vi) terminate or cancel any outstanding Grant in exchange for a cash payment (provided that, if as of the date of the Change in Control, the Board determines that no amount would have been realized upon the exercise or settlement of the Grant, then the Grant may be cancelled by the Corporation without payment of consideration). For greater certainty, for so long as the Shares are listed on the Exchange, the Board shall not, in the event of a Change in Control, have the ability to accelerate any Vesting or exercisability of a Grant to an Investor Relations Service Provider without the prior written approval of the Exchange.

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Transfers of Awards

Except as may be permitted by the Board no Award or other benefit payable under the Plan shall, except as otherwise specifically provided by law be sold, transferred, pledged, assigned or otherwise alienated or hypothecated.

Amendments and Termination

Subject to compliance with applicable law, including, if required, the approval of any stock exchange, the Plan and any Grant made pursuant to the Plan may be amended, modified or terminated by the Board without approval of shareholders, provided that no amendment to the Plan or Grants made pursuant to the Plan may be made without the consent of a Participant if it adversely alters or impairs the rights of the Participant in respect of any Grant previously granted to such Participant under the Plan, except that Participant consent shall not be required where the amendment is required for purposes of compliance with applicable law. Notwithstanding the foregoing, the Board may amend the Plan and any Grant without approval for shareholders or Participants in order to satisfy the requirements of any stock exchange.

For greater certainty, for so long as the Shares are listed on the Exchange, the Plan may not be amended without shareholder approval in accordance with the Exchange rules to do any of the following:

(a)	increase in the maximum number of Shares issuable pursuant to the Plan and as set out in Section
(b)	reduce the Exercise Price of an outstanding Option, except as set forth in the Plan, provided that, for so long as the Shares are listed on the Exchange, disinterested shareholder approval will be obtained for any reduction in the Exercise Price of an Option if the Participant holding such Option is an Insider at the time of the proposed amendment;
(c)	extend the maximum term of any Grant made under the Plan, except as permitted by the Plan, provided that, for so long as the Shares are listed on the Exchange, disinterested shareholder approval will be obtained for any extension of the maximum term of any Option if the Participant holding such Option is an Insider at the time of the proposed amendment;
(d)	amend the assignment provisions contained in the Plan;
(e)	amend the termination provisions applicable to any Grant;
(f)	amend certain limitations contained in the Plan;
(g)	amend the method for determining the Exercise Price of an Option or the value of a Share Unit on the Grant Date or the Vesting Date, as set out in the Plan;
(h)	include other types of equity compensation involving the issuance of Shares under the Plan;
(i)	amend the categories of persons who may participate in the Plan as Participants;

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(j)	amend the Plan or any Grant in any manner which results in benefit to an Insider, provided that, for so long as the Shares are listed on the Exchange, disinterested shareholder approval will be obtained for any such amendment; or
(k)	amend the amendment provisions the Plan to amend or grant additional powers to the Board to amend the Plan or Grants without shareholder approval.

For greater certainty and without limiting the foregoing, shareholder approval shall not be required for the following amendments and the Board may make the following changes without shareholder approval, subject to any regulatory approvals including, where required, the approval of any stock exchange:

(a)	amendments of a “housekeeping” nature;
(b)	a change to the Vesting provisions of any Grants;
(c)	a change to the termination provisions of any Grant that does not entail an extension beyond the original term of the Grant; or
(d)	amendments to the provisions relating to a Change in Control.

Approval

The Board believes it to be in the best interests of the Company to approve the Plan and thereby recommends Shareholders to approve the Plan. At the Meeting, Shareholders will be asked to approve the following ordinary resolution, with or without variation, with respect to the approval of the Plan:

BE IT RESOLVED THAT:

1.	the Company’s Equity Incentive Plan (the “Plan”), attached as Appendix “B” to the management information circular of the Company dated March 15, 2024 is hereby approved, confirmed and ratified;

2.	that number of common shares of the Company that are issuable pursuant to the Plan are hereby allotted, set aside and reserved for issuance pursuant thereto;

3.	the Company is hereby authorized and directed to issue the common shares of the Company that are issuable pursuant to the Plan as fully paid and non-assessable common shares of the Company;

4.	any director or officer of the Company is hereby authorized to amend the Plan should such amendments be required by applicable regulatory authorities including, but not limited to, the Exchange; and

5.	any one director or officer of the Company be and is hereby authorized and directed to do all such acts and things and to execute and deliver under the corporate seal or otherwise all such deeds, documents, instruments and assurance as in each director’s or officer’s opinion may be necessary or desirable to give effect to this resolution.

The affirmative vote of a majority of the votes cast in respect thereof is required in order to pass such resolution.

Management of the Company recommends that Shareholders vote in favor of the resolution to approve the Plan. Unless you give other instructions, the persons named in the enclosed form of proxy intend to vote FOR the approval of the Plan.

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CORPORATE GOVERNANCE DISCLOSURE

The following description of the corporate governance practices of the Company is provided further to National Instrument 58-101 on “Disclosure of Corporate Governance Practices” (“NI 58-101”) and the disclosure prescribed for “Venture Issuers” such as the Company.

Board of Directors

The Board currently consists of seven (7) directors, namely Brian Edgar, Timothy Barry, Darren Klinck, Wesley Carson, Daniel Kunz, Vera Kobalia, and Christian Milau. NI 58-101 suggests that the board of directors of every reporting issuer should be constituted with a majority of individuals who qualify as “independent” directors under NI 52-110 – Audit Committees (“NI 52-110”), which provides that a director is independent if he or she has no direct or indirect “material relationship” with the Company. The “material relationship” is defined as a relationship that could, in the view of the Board, reasonably interfere with the exercise of a director’s independent judgement. Timothy Barry and Darren Klinck are not considered independent by the Board as they are executive officers of the Company. The balance of directors are considered independent and facilitate the Board’s independent supervision over management. However, management of the Company and the Board believe that all of the non-independent directors of the Company have significant experience with the operations and business of the Company due to their long-standing relationships with the business and within the industry in which the Company operates. With the recommendation of the Chairman and the advice of legal counsel, the Board will evaluate situations on a case-by-case basis to determine whether the exercise of independent judgement is appropriate or necessary under the circumstances. If deemed necessary or appropriate by the Board, the Board may appoint such special committees comprised of independent directors to consider any particular matter or transaction.

Directorships

The existing directors of the Company who are presently directors of other reporting issuers in Canada or elsewhere are as set out below:

Director	Other Reporting Issuers
Brian Edgar	Denison Mines Corp.; Silver Bull Resources, Inc.
Timothy Barry	Torrent Gold Inc.; Silver Bull Resources, Inc.
Darren Klinck	ValOre Metals Corp.
Daniel Kunz	Torrent Gold Inc., Prime Mining Corp., and Greenbriar Capital Corp.
G. Wesley Carson	Prosper Gold Corp.
Vera Kobalia	Sandstorm Gold Ltd.
Christian Milau	Northern Dynasty Minerals Ltd., and Copper Standard Resources Inc.

Orientation and Continuing Education

Each new director participates in Arras’ initial orientation program and each director participates in the Company’s continuing director development programs. The Board reviews the Company’s initial orientation program and continuing director development programs. Arras provides new directors copies of relevant financial, technical, geological and other information regarding its properties and meetings with management. Board members are encouraged to communicate with management and auditors, to keep themselves current with industry trends and developments, and to attend related industry seminars. Board members have full access to the Company’s records.

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Ethical Business Conduct

The Board has adopted a formal written Code of Business Conduct and Ethics. The Board expects that fiduciary duties placed on individual directors by the Company’s governing corporate legislation and the common law, as well as provisions under corporate legislation for required disclosures by directors and senior officers to the Company of transactions with the Company in which they may have an interest and of any other conflicts of duties and interests, along with compliance with the Code of Business Conduct and Ethics are sufficient to ensure that these persons conduct themselves in the best interests of the Company.

Nomination of Directors

The Board of Directors has formally appointed a Corporate Governance and Nominating Committee (“Corporate Governance Committee”). In consultation with the Chair of the Board, the Corporate Governance Committee identifies and recommends to the Board potential nominees for election or re-election to the Board as well as individual directors to serve as members and chairs of each committee. The Corporate Governance Committee establishes and reviews with the Board the appropriate skills and characteristics required of members of the Board, taking into consideration the Board’s short-term needs and long-term succession plans. In addition, the Corporate Governance Committee develops, and annually updates, a long-term plan for the Board’s composition, taking into consideration the characteristics of independence, age, skills, experience and availability of service to the Company of its members, as well as opportunities, risks, and strategic direction of the Company. The Corporate Governance Committee is guided by the Corporate Governance Committee Charter, a copy of which is available on the Company’s website.

Compensation

The Board has formally appointed a Compensation Committee, which periodically reviews the adequacy and form of compensation of the directors and officers of the Company to ensure that the compensation realistically reflects the responsibilities and risks involved in being an effective director or officer. Compensation arrangements between the Company and any director or officer of the Company or between any subsidiary of the Company and any director or officer of the Company are first reviewed and recommended by the Compensation Committee and ultimately approved by the Board.

Other Board Committees

In addition to the Audit Committee, the Compensation Committee, and the Corporate Governance Committee, the Board established a Health, Safety and Sustainability (“HSS”) Committee in September 2022. The Charter for the HSS Committee is posted on the Company’s website.

Assessments

The Board reviews its own performance and effectiveness as well as the effectiveness and performance of any committees. The contributions of individual directors are informally monitored by other Board members, bearing in mind the business strengths of the individual and the purpose of originally nominating the individual to the Board.

The Board monitors the adequacy of information given to directors, communication between the Board and management of the Company and the strategic direction and processes of the Board and its committee(s).

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The Board believes its corporate governance practices are appropriate and effective for the Company, given its size and operations. The Company’s corporate governance practices allow the Company to operate efficiently, with checks and balances that control and monitor management of the Company and corporate functions without excessive administration burden.

Board Diversity

The Company has a written Diversity Policy recognizing and embracing the benefits of having diversity on its Board and in senior management. Diversity is important to ensure that members of the Board and senior management provide the necessary range of perspectives, experience and expertise required to achieve the Company’s objectives and deliver for its stakeholders.

When the Board selects candidates for executive or senior management positions or for director positions, it considers not only the qualifications, business background and experience of the candidates, it also considers the composition of the group of nominees, to best bring together a selection of candidates allowing the Company’s management or Board, as the case may be to perform efficiently and act in the best interest of the Company and the Shareholders. The Company is aware of the benefits of diversity at the executive and senior management levels and on the Board, and therefore the level of representation of women, Aboriginal peoples, persons with disabilities and members of visible minorities is one factor taken into consideration during the search process for executive and senior management positions or for directors.

The Company has not adopted a “target” number or percentage regarding women, Aboriginal peoples, persons with disabilities or members of visible minorities on the Board or in executive or senior management positions. In addition to diversity considerations, the Company considers candidates based on their qualifications, business background and experience, and does not feel that targets necessarily result in the identification or selection of the best candidates.

Other than Vera Kobalia, acting as one of the Company’s Directors, there are at present no other women, Aboriginal peoples, persons with disabilities or members of visible minorities on the Board or as executive officers of the Company.

AUDIT COMMITTEE DISCLOSURE

Pursuant to the BCA and National Instrument 52-110 on “Audit Committees” (“NI 52-110”), the Company is required to have an audit committee.

Audit Committee Charter

Pursuant to NI 52-110, the Company’s audit committee (the “Audit Committee”) is required to have a charter. A copy of the Company’s Audit Committee Charter is set out in Appendix “A” and is available on the Company’s website and under the Company’s SEDAR+ profile at www.sedarplus.ca.

Composition of the Audit Committee

NI 52-110 provides that a member of an audit committee is “independent” if the member has no direct or indirect material relationship with the Company, which could, in the view of the Board, reasonably interfere with the exercise of the member’s independent judgment. As a venture issuer, a majority of the members of the audit committee of the Company must not be executive officers, employees or control persons of the Company or an affiliate of the Company.

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NI 52-110 provides that an individual is “financially literate” if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. All of the members of the Company’s Audit Committee are “financially literate”. The following sets out the members of the Audit Committee and their education and experience that is relevant to the performance of his or her responsibilities as an Audit Committee member.

As at the date of this Circular, the following is information on the members of the Audit Committee:

Name	Independent	Financial Literacy
Christian Milau	Yes	Yes
Daniel Kunz	Yes	Yes
Vera Kobalia	Yes	Yes

Relevant Education and Experience

Each member of the Audit Committee has sufficient education and experience to have:

•	an understanding of the accounting principles used by the Company to prepare its financial statements;

•	the ability to assess the general application of those principles in connection with its financial statements;

•	experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, or experience actively supervising individuals engaged in such activities; and

•	an understanding of internal controls and procedures for financial reporting.

Please see “Biographies of Proposed Directors” above for the biographies and relevant education and experience for the Audit Committee members.

Audit Committee Oversight

At no time since inception on February 5, 2021 was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Company’s Board.

Reliance on Certain Exemptions

At no time since inception on February 5, 2021 has the Company relied on the exemption in section 2.4 of NI 52-110 (De Minimis Non-audit Services), subsection 6.1.1(4) of NI 52-110 (Circumstances Affecting the Business or Operations of the Venture Issuer), subsection 6.1.1(5) of NI 52-110 (Events Outside Control of Member), subsection 6.1.1(6) (Death, Incapacity or Resignation) or an exemption from NI 52-110, in whole or in part, granted under Part 8 (Exemption) of NI 52-110 by a securities regulatory authority or regulator.

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Pre-approval Policies and Procedures for Non-Audit Services

As per the Audit Committee Charter, the Audit Committee shall approve in advance any and all audit services and permissible non-audit services to be performed by the auditors for the Company or its subsidiary entities that it deems advisable in accordance with Applicable Requirements and Board approved policies and procedures, and adopt and implement policies for such pre-approval. The Audit Committee shall consider the impact of such service and fees on the independence of the auditor. The Audit Committee may delegate pre-approval authority to a member of the Audit Committee. The decisions of any member of the Audit Committee to whom this authority has been delegated must be presented to the full Audit Committee at its next scheduled Audit Committee meeting.

External Auditor Service Fees (By Category)

The aggregate fees billed by the Company’s external auditor in each of the last two financial years of the Company for services in each of the categories indicated are as follows:

Fiscal Period Ended	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	All Other Fees(4)
October 31, 2023	$31,651	$29,241	$nil	$nil
October 31, 2022	$23,668	$23,144	$nil	$nil

Notes:

(1)	“Audit Fees” include fees necessary to perform the annual audit of the Company's consolidated financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of security filings, and statutory audits and quarterly reviews.
(2)	"Audit-Related Fees" include services that are traditionally performed by the auditor. These audit-related services include quarterly financial statement reviews, employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews, and audit or attest services not required by legislation or regulation.
(3)	"Tax Fees" include fees for all tax services other than those included in "Audit Fees" and "Audit-Related Fees". This category includes fees for tax compliance, tax planning, and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.
(4)	“All Other Fees” pertains to products and services other than services reported under the other categories.
(5)	All expected tax compliance fees in relation to the year ended October 31, 2023 have not been billed as of the date of this Circular.

Venture Issuers Exemption

The Company is relying upon the exemption in section 6.1 of NI 52-110 which exempts “venture issuers” from the requirements of Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of NI 52-110.

DIRECTOR AND NAMED EXECUTIVE OFFICER COMPENSATION

The following description of the executive compensation of the Company is provided further to Form 51-102F6V “Statement of Executive Compensation – Venture Issuers”.

Director and Named Executive Officer Compensation Excluding Compensation Securities

Named Executive Officers

Set out below are particulars of compensation paid to the following persons (the “Named Executive Officers” or “NEOs”):

(a)       each individual who, in respect of the Company, during any part of the most recently completed financial year, served as chief executive officer, including an individual performing functions similar to a chief executive officer (“CEO”);

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(b)       each individual who, in respect of the Company, during any part of the most recently completed financial year, served as chief financial officer, including an individual performing functions similar to a chief financial officer (“CFO”);

(c)       in respect of the Company and its subsidiaries, the most highly compensated executive officer other than the CEO and CFO at the end of the most recently completed financial year whose total compensation was more than C$150,000, as determined in accordance with applicable securities rules, for that financial year; and

(d)       each individual who would be a NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of that financial year.

The Company listed its Shares for trading on the Exchange on June 14, 2022.

During the year ended October 31, 2023, the Company had three Named Executive Officers, namely Timothy Barry (CEO and director), Darren Klinck (President and director), and Christopher Richards (CFO).

Table of Compensation Excluding Compensation Securities

The following table sets out compensation paid, payable, awarded, granted, given, or otherwise provided, directly or indirectly, by the Company or a subsidiary of the Company to each applicable NEO and director, in any capacity, for: the Company’s financial year ended October 31, 2023 and October 31, 2022. All amounts are in US Dollars.

Table of Compensation (excluding compensation securities)
Name and position	Year	Salary, consulting fee, retainer or commission ($)	Bonus ($)	Committee or meeting fees ($)	Value of perquisites ($)	Value of all other compensation ($)	Total compensation ($)
Timothy Barry(1) CEO & Director	2023 2022	$231,542 $224,539	$27,698 $82,424	$nil $nil	$nil $nil	$nil $nil	$259,240 $306,963
Darren Klinck(2) President and Director	2023 2022	$231,542 $235,527	$27,698 $82,424	$nil $nil	$nil $nil	$nil $nil	$259,240 $317,951
Christopher Richards(3) CFO	2023 2022	$139,067 $139,482	$16,619 $49,454	$nil $nil	$nil $nil	$nil $nil	$155,686 $188,936
Brian Edgar(4) Chairman and Director	2023 2022	$44,370 $55,885	$nil $nil	$nil $nil	$nil $nil	$nil $nil	$44,370 $55,885
Wesley Carson(5) Director	2023 2022	$20,336 $21,496	$nil $nil	$nil $nil	$nil $nil	$nil $nil	$20,336 $21,496
Daniel Kunz(5) Director	2023 2022	$20,336 $23,167	$nil $nil	$nil $nil	$nil $nil	$nil $nil	$20,336 $23,167
Vera Kobalia(6) Director	2023 2022	$18,487 $13,005	$nil $nil	$nil $nil	$nil $nil	$nil $nil	$18,487 $13,005
Christian Milau(7) Director	2023 2022	$22,185 $3,316	$nil $nil	$nil $nil	$nil $nil	$nil $nil	$22,185 $3,316

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Notes:

(1)	Mr. Barry was appointed CEO and a director of the Company on February 5, 2021. He has not received any additional compensation for his services as a director.
(2)	Appointed as President and a director of the Company on October 1, 2021. He has not received any additional compensation for his services as a director.
(3)	Mr. Richards was appointed CFO on February 5, 2021.
(4)	Appointed as director and chairman of the Company on February 5, 2021.
(5)	Appointed as director of the Company on April 1, 2021.
(6)	Appointed as director of the Company on March 2, 2022.
(7)	Appointed as director of the Company on September 8, 2022
(8)	Retired as a director of the Company on November 30, 2021.

External Management Companies

Other than Timothy Barry and Darren Klinck, as described herein, none of the NEOs or directors of the Company have been retained or employed by an external management company that has entered an understanding, arrangement or agreement with the Company to provide executive management services to the Company, directly or indirectly.

Stock Options and Other Compensation Securities

The following table discloses all compensation securities outstanding for each NEO and director as at the financial year ended October 31, 2023, for services provided or to be provided, directly or indirectly, to the Company or any of its subsidiaries, including awards granted to each NEO and director in prior years.

Compensation Securities
Name and position	Type of compensation security	Number of compensation securities, number of underlying securities, and percentage of class[1]	Date of issue or grant (M/D/Y)	Issue, conversion or exercise price (C$)	Closing price of security or underlying security on date of grant ($)	Closing price of security or underlying security at year end (C$)	Expiry date (M/D/Y)
Timothy Barry CEO & Director	Options RSUs	1,000,000 159,609[3]	04/15/21 02/24/23	0.50 N/A	N/A (2) 0.42	0.295 0.295	04/15/26 N/A
Brian Edgar Chairman and Director	Options	800,000	04/15/21	0.50	N/A (2)	0.295	04/15/21
Darren Klinck President and Director	Options RSUs	800,000 159,609[3]	08/05/21 02/24/23	0.50 N/A	N/A (2) 0.42	0.295 0.295	08/05/26 N/A
Christopher Richards CFO	Options RSUs	500,000 95,766[3]	04/15/21 02/24/23	0.50 N/A	N/A (2) 0.42	0.295 0.295	04/15/26 N/A
Wesley Carson Director	Options	300,000	04/15/21	0.50	N/A (2)	0.295	04/15/26
Daniel Kunz Director	Options	300,000	04/15/21	0.50	N/A (2)	0.295	04/15/26
Vera Kobalia Director	Options	300,000	03/03/22	1.00	N/A (2)	0.295	03/03/27
Christian Milau Director	Options	300,000	09/22/22	0.35	0.35	0.295	09/22/27

Notes:

(1)	The numbers indicated represent the number of options and Restricted Share Units (“RSUs”) and the same number of Shares underlying the related options and RSUs. Aggregate RSUs granted to each awardee in 2023 represent less than 1% of the Company’s issued and outstanding Shares as at October 31, 2023.
(2)	The Company was not a listed issuer at the time of the grant of these Options.
(3)	These RSUs were issued on February 24, 2023 in lieu of 50% of the annual cash bonus earned by this officer. These RSUs vested at the first anniversary of the date of grant, being February 24, 2024.

No NEO or director of the Company exercised any compensation securities during the fiscal year ended October 31, 2023.

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Employment, Consulting and Management Agreements

In respect of Timothy Barry, in February 2022, the Company entered into a consulting agreement (the “Barry Consulting Agreement”) with Mr. Barry, pursuant to which Mr. Barry serves as the Chief Executive Officer of the Company. Pursuant to the terms and conditions of the Barry Consulting Agreement, Mr. Barry received an annual fee of CDN$300,000 (the “Barry Consulting Fee”) and is eligible to participate in the Company’s annual bonus plans during the term of the Barry Consulting Agreement, with a bonus target of up to 50% of the annual fee, or a target determined by the Arras Board. Effective January 1, 2023, the annual fee was revised to CDN$315,000. Effective January 1, 2024, the annual fee was revised to CDN$324,450.

In addition, Mr. Barry is eligible to participate in the Company’s Management Retention Bonus Plan. In the event that the Barry Consulting Agreement is terminated by the Company without cause or by Mr. Barry for “good reason” (as defined in the Barry Consulting Agreement), Mr. Barry is entitled to 12 months of the Barry Consulting Fee plus one month of the Barry Consulting Fee for each additional year of service from February 9, 2022, up to a maximum of 24 months of the Barry Consulting Fee plus a payment equal to a pro-rated portion of the annual cash bonus. If the Company terminates the Barry Consulting Agreement without cause within three months following a “change of control” (as defined in the Barry Consulting Agreement), Mr. Barry is entitled to 24 months of the Barry Consulting Fee plus a lump-sum payment equal to two times the annual cash bonus (such payment, the “Barry Change of Control Payment”). In addition, Mr. Barry has the right to terminate the Barry Consulting Agreement for any reason within six months following a “change of control” and receive the Barry Change of Control Payment from the Company. In addition, upon any termination pursuant to which Mr. Barry receives any of the termination of Barry Change of Control Payments described above, Mr. Barry is further entitled to continued benefits provided under the Company’s insured standard benefit plan for a period of 12 months following such termination.

In respect of Darren Klinck, in February 2022, the Company entered into an amended consulting agreement (the “Westcott Consulting Agreement”) with Mr. Klinck’s personal service corporation, Westcott Management Ltd. (“Westcott”), pursuant to which Mr. Klinck serves as the President of the Company. Pursuant to the terms and conditions of the Westcott Consulting Agreement, Westcott received an annual fee of CDN$300,000 (the “Westcott Consulting Fee”) and is eligible to participate in the Company’s annual bonus plans during the term of the Westcott Consulting Agreement, with a bonus target of up to 50% of the annual fee, or a target determined by the Arras Board. Effective January 1, 2023, the annual fee was revised to CDN$315,000. Effective January 1, 2024, the annual fee was revised to CDN$324,450.

In addition, Wescott is entitled to the following retention amounts, subject to the Company reaching the applicable market capitalization targets by April 15, 2027: (i) CDN$500,000 if and when the Company’s market capitalization reaches at least CDN$250,000,000 for five consecutive trading days, (ii) CDN$500,000 if and when the Company’s market capitalization reaches at least CDN$500,000,000 for five consecutive trading days, and (iii) CDN$1,000,000 if and when the Company’s market capitalization reaches at least CDN$1,000,000,000 for five consecutive trading days (collectively, the “Retention Bonus”). In the event that the Company undergoes a “change of control” (as defined in the Westcott Consulting Agreement) and the Company’s market capitalization at any point prior to such a “change in control” equals or exceeds CDN$250,000,000, Wescott will be entitled to a retention bonus equal to 0.2% of the applicable bid price less any Retention Bonus previously paid to Wescott.

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In the event that the Westcott Consulting Agreement is terminated by the Company without cause or by Wescott for “good reason” (as defined in the Westcott Consulting Agreement), Wescott is entitled to 12 months of the Westcott Consulting Fee plus one month of the Westcott Consulting Fee for each additional year of service from October 1, 2021, up to a maximum of 24 months of the Westcott Consulting Fee plus a payment equal to a pro-rated portion of the annual cash bonus. If the Company terminates the Westcott Consulting Agreement without cause within three months following a “change of control,” Wescott is entitled to 24 months of the Westcott Consulting Fee plus a lump-sum payment equal to two times the annual cash bonus (such payment, the “Westcott Change of Control Payment”). In addition, Wescott has the right to terminate the Westcott Consulting Agreement for any reason within six months following a “change of control” and receive the Westcott Change of Control Payment from the Company. In addition, upon any termination pursuant to which Wescott receives any of the termination of Westcott Change of Control Payments described above, Wescott is further entitled to continued benefits provided under the Company’s insured standard benefit plan for a period of 12 months following such termination.

Mr. Richards was appointed CFO of the Company on February 5, 2021. In February 2022, the Company and Silver Bull entered into an amended employment agreement (the “Richards Employment Agreement”) with Mr. Richards, pursuant to which he serves at the Company’s and Silver Bull’s Chief Financial Officer. The Richards Employment Agreement provided for a base salary of CDN$240,000. Of this annual salary, the Company was responsible for CDN$180,000 (the “Company Base Salary”), with Silver Bull paying the remaining CDN$60,000. Mr. Richards is eligible to participate in the Company’s annual bonus plan with a target bonus of up to 50% of the Company Base Salary. Mr. Richards is further eligible to participate in the Company’s Management Retention Bonus Plan and Equity Incentive Plan, as well as any employee benefit plans maintained by the Company. If Mr. Richards is terminated without “cause” or resigns for “good reason” (as such terms are defined in the Richards Employment Agreement), he will be entitled to receive a lump-sum payment equal to 12 months of the Company Base Salary plus a pro-rated portion of the annual bonus. If the Company terminates Mr. Richards without cause within three months of a “change of control” (as defined in the Richards Employment Agreement) or if Mr. Richards resigns with good reason within six months of a change of control, Mr. Richards is entitled to a lump sum payment equal to 24 months of the Company Base Salary and two times the average annual bonus previously paid to Mr. Richards. Effective January 1, 2023, the Company Base Salary was revised to $189,000. Effective January 1, 2024, the Company Base Salary was revised to CDN$194,670.

The Company has no agreement or arrangements with any NEO or director of the Company with respect to change of control, severance, termination or constructive dismissal provisions.

Estimated Incremental Payments

The estimated amounts payable under various termination scenarios as of the date hereof are outlined in the table below:

Name and Principal Position	Termination without Cause	Termination Without Cause on a Change of Control
Timothy T. Barry, Chief Executive Officer and Director of the Company	$391,643	$679,729
Darren E. Klinck, President and Director of the Company	$391,643	$679,729
Christopher Richards, Chief Financial Officer	$210,903	$407,793

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Arras Management Retention Bonus Plan

The Board adopted and approved on April 15, 2021, and further amended in February 2022, the Arras Retention Plan in order to encourage the retention of the management team of Arras amidst the mining industry’s highly competitive market for talent and to align the team’s interests with those of the Shareholders.

Pursuant to the Arras Retention Plan, Arras will pay cash bonuses to each of the following persons in the amounts set forth in the following table upon Arras reaching a market capitalization target for five consecutive trading days as set forth in the table:

Name and principal position	C$250 million market capitalization	C$500 million market capitalization	C$1 billion market capitalization	Total bonus opportunity
Brian D. Edgar Director	C$750,000	C$750,000	C$1,500,000	C$3,000,000
Timothy T. Barry Chief Executive Officer	C$1,125,000	C$1,125,000	C$2,250,000	C$4,500,000
Christopher Richards Chief Financial Officer	C$375,000	C$375,000	C$750,000	C$1,500,000

The Arras Retention Plan further provides that if Arras is the subject of a Change of Control (as defined in the Arras Retention Plan) that exceeds C$250 million, Arras must pay to Mr. Edgar, Mr. Barry, and Mr. Richards cash bonuses equal to 0.30%, 0.45%, and 0.15%, respectively, of the Change of Control transaction amount, less any cash bonuses that may have previously been paid to such persons pursuant to the market capitalization targets noted above. The market capitalization targets or Change of Control must be achieved or completed by April 15, 2027 in order for any officer or employee of Arras to earn the applicable bonus payment described above. Any bonus payable in the future to an officer or employee of Arras will be cancelled (subject to the discretion of the Board) if such officer or employee is not employed directly or indirectly by Arras when such bonus is earned and becomes payable. At the sole discretion of the Board, Arras shall not be obligated to pay a bonus in cash under the Arras Retention Plan if it lacks funds at the time. In lieu of cash, the Board may choose to settle any bonus by issuing and delivering Shares for such amount valued at the five-day trading volume-weighted average price for Shares on the market calculated up to the day before the issuance of the Shares. Note: as of the Record Date (March 15, 2024), the Company’s market capitalization was approximately C$18.5 million.

Director Compensation

Each of the Company’s independent directors is compensated CDN$25,000 per year, paid in quarterly installments, and is issued additional stock option grants for their services. In addition, the person serving as the Chair the Arras Board receives an additional annual cash fee of CDN$35,000, the Chair of the Audit Committee of the Arras Board receives an additional annual cash fee of CDN$5,000 (payable in quarterly installments), and the Compensation Committee Chair and Corporate Governance and Nominations Committee Chair receive an additional annual cash fee of CDN$2,500 each (payable in the same manner), in each case in consideration for its respective service as the Chair of the Arras Board or such committee.

Oversight and Description of Director and NEO Compensation

In determining director and NEO compensation, the Compensation Committee seeks to encourage the advancement of the Company’s exploration projects, with a view to enhancing shareholder value. To achieve these objectives, the Company believes it is critical to create and maintain a compensation program that attracts and retains committed, highly qualified personnel by providing appropriate rewards and incentives that align the interest of its executives with those of the Shareholders. In addition, as Arras, currently, has no revenues from operation and operates with limited financial resources, the Compensation Committee needs to consider not only the Company’s financial situation at the time of determining executive compensation but also the Company’s estimated financial situation in the mid and long term.

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The Company’s executive compensation program consists of a combination of base salary and long-term incentives in the form of participation in the Plan. In making its determinations regarding the various elements of executive grants, the Company will seek to meet the following objectives:

a)	to attract, retain and motivate talented executives who create and sustain Arras’ continued success within the context of compensation paid by other companies of comparable size engaged in similar business in appropriate regions. Following the public listing, the Compensation Committee intends to enlist the services of an independent executive compensation firm to assist with developing the appropriate peer company comparables and make the necessary adjustments to compensation structure in order to align the Company’s compensation structure with that of companies with similar size engaged in similar business in similar regions;

b)	to align the interests of the NEOs with the interests of the Shareholders; and

c)	to incent extraordinary performance from our key employees.

The Company is an early-stage exploration company and may not generate revenues from operations for a significant period of time. As a result, the use of traditional performance standards, such as corporate profitability, is not considered by the Company to be appropriate in the evaluation of the performance of its executive officers.

Base Salary

In the view of the Board, paying base salaries which are reasonable in relation to the level of service expected while remaining competitive in the markets in which the Company operates is a first step to attracting and retaining qualified and effective executives.

Bonus Incentive Compensation

The Company’s objective is to achieve certain strategic objectives and milestones. The Board will consider executive bonus compensation dependent upon the Company meeting those strategic objectives and milestones and sufficient cash resources being available for the granting of bonuses. The Board approves executive bonus compensation dependent upon compensation levels based on recommendations of the Compensation Committee. Such recommendations are generally based on information provided by issuers that are similar in size and scope to the Company’s operations.

Equity Participation

The Company believes that encouraging its executives and employees to become shareholders is the best way of aligning their interests with those of the Shareholders. Equity participation is accomplished through the Company’s stock equity incentive plan. Stock options are granted to executives and employees taking into account a number of factors, including the amount and term of options previously granted, base salary and bonuses, and competitive factors. The amounts and terms of options granted are determined by the Board. The Company emphasizes the provision of option grants to maintain executive motivation.

During the financial year ended October 31, 2023, 414,984 Restricted Share Units (“RSUs”) were granted to officers as per the table above titled, “Compensation Securities granted in the year ended October 31, 2023”. As of March 15, 2024, the Company had 5,160,000 Options and 1,495,484 RSUs outstanding under the Plan. The exercise price of options issued under the Plan is fixed by the Board at the time of grant at the market price of the Shares, subject to all applicable regulatory requirements. The allocation of the option grants is approved by the Board based on management recommendations. The allocation of the option grants is approved by the Board and past grants are taken into consideration when determination future grants.

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During 2023, the Company engaged Lane Caputo Compensation Inc. (“Lane Caputo”) to perform a compensation review of NEO and director remuneration. Lane Caputo, used the following peer group to compare the Company’s compensation for its directors and NEOs for compensation for the year ended October 31, 2023:

Amaroq Minerals Ltd.	Faraday Copper Corp.	Oroco Resource Corp.	Silver Mountain Resources Inc.
Aurania Resources Ltd.	Kodiak Copper Corp.	Regulus Resources Inc.	Surge Copper Corp.
Aurion Resources Ltd.	Marimaca Copper Corp.	Rio2 Ltd.	Vizsla Silver Corp.
East Star Resources Plc	Mirasol Resources Ltd

Pension Disclosure

The Company does not provide a pension to any director or NEO.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Pursuant to the Plan, the Board may grant to directors, officers, employees, management company employees and consultants of the Options to purchase Shares.

The following table sets out information on the Company’s equity compensation plans under which Shares are authorized for issuance as at October 31, 2023.

Plan Category	Number of Securities to be issued upon exercise of outstanding Options and rights (a)	Weighted average exercise price of outstanding Options and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	5,160,000 stock options 414,984 RSUs	$0.39 (C$0.53) n/a	4,720,046
Equity compensation plans not approved by securityholders	n/a	n/a	n/a
Total	5,160,000	$0.39 (C$0.53)	4,720,046

Note:

(1)	Based on the total number of Shares to be reserved and authorized for issuance pursuant to awards (including Options and RSUs) granted under the Plan being 10,295,030 Shares. The issued and outstanding Shares totalled 68,504,400 as at October 31, 2023.

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INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at the date hereof, no director or executive officer of the Company, no proposed nominee for election as a director of the Company, no associate of any such director, executive officer or proposed nominee (including companies controlled by them), no employee of the Company or any of its subsidiaries, and no former executive officer, director or employee of the Company or any of its subsidiaries, is indebted to the Company or any of its subsidiaries (other than for “routine indebtedness” as defined under applicable securities legislation) or is indebted to another entity where such indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed in this Circular, no person who has been a director or executive officer of the Company at any time since the commencement of the Company’s most recently completed financial year, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of the foregoing, nor any informed person (as defined in applicable securities legislation) has any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year, being February 5, 2021, or in any proposed transaction which has materially affected or would materially affect the Company.

MANAGEMENT CONTRACTS

No management functions of the Company are to any substantial degree performed by a person other than the directors or executive officers of the Company.

OTHER MATTERS

Management of the Company is not aware of any other matters to come before the Meeting other than as set forth in the Notice of the Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed Proxy form to vote the Shares represented thereby in accordance with their best judgment on such matter.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on the Company’s SEDAR+ profile at www.sedarplus.caand at on the Company’s website at https://www.arrasminerals.com/.

Financial information relating to the Company is provided in the Company’s comparative financial statements and management’s discussion and analysis for its financial year ended October 31, 2023, which are available on SEDAR+ www.sedarplus.ca and may also be obtained by sending a written request to the Chief Financial Officer of the Company by email at info@arrasminerals.com or by phone at 604-687-5800.

DATED as of the 15th day of March, 2024.

BY ORDER OF THE BOARD

“Brian Edgar”

Brian Edgar

Chairman

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APPENDIX A

ARRAS MINERALS CORP.

AUDIT COMMITTEE CHARTER

ARRAS MINERALS CORP.

AUDIT COMMITTEE CHARTER

Effective Date: December 7, 2021

1. Purpose and Scope

The Audit Committee (the "**Committee**") Of Arras Minerals Corp. (the "**Company**") is a committee of the Board of Directors (the "**Board**"). As delegated by the Board, the Committee shall attend to the responsibilities set out in this Charter.

2. Membership

Number of Members

The Committee shall be composed of two or more members of the Board.

Audit Committees Commitment Limit

No member of the Committee shall serve on the audit committees of more than two other public companies, unless the Board determines that such simultaneous service would not impair the ability of such member to effectively serve on the Committee and discloses such determination in the Company's management proxy circular.

Independence of Members

Each member of the Committee shall be independent within the meaning of the provisions of National Instrument 52-110 – *Audit Committees*, as may be amended or replaced from time to time.

Term of Members

The members of the Committee shall be appointed annually by the Board, provided that if the composition of the Committee is not so determined, each director who was then serving as a member of the Committee shall continue as a member of the Committee until their successor is appointed. Each member of the Committee shall serve at the pleasure of the Board until the member resigns, is removed, or ceases to be a member of the Board.

Committee Chair

At the time of the annual appointment of the members of the Committee, the Board may appoint a Chair of the Committee. If a Committee Chair is not appointed by the Board, the members of the Committee shall designate a Committee Chair by majority vote of the full Committee membership, provided that if the designation of the Committee Chair is not made, then the director who was then serving as Committee Chair shall continue as Committee Chair until their successor is appointed. Notwithstanding any of the foregoing, the Committee Chair must be a member of the Committee.

In the absence of the Committee Chair at a meeting of the Committee, the members of the Committee present may appoint a chair from their number for such meeting.

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Financial Literacy of Members

At the time of their appointment to the Committee, each member of the Committee shall have, or shall acquire within a reasonable time following appointment to the Committee, the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements.

3. Meetings

Frequency of Meetings

The Committee shall meet as often as the Committee considers appropriate to fulfill its responsibilities, but in any event at least once per fiscal quarter.

Quorum

No business may be transacted by the Committee at a meeting unless a quorum of the Committee is present. A majority of members of the Committee shall constitute a quorum.

Calling of Meetings

The Committee Chair, any member of the Committee, the Company's external auditors, the Chair of the Board, the Chief Executive Officer or the Chief Financial Officer may call a meeting of the Committee by notifying the Company's Corporate Secretary who will notify the members of the Committee.

Minutes; Reporting to the Board

The Committee shall maintain minutes or other records of meetings and activities of the Committee in sufficient detail to convey the substance of all discussions held. Upon approval of the minutes by the Committee, the minutes shall be circulated to the members of the Board. However, the Committee Chair may report orally to the Board on any matter in their view requiring the immediate attention of the Board.

Attendance of Non-Members

The Company's external auditors are entitled to receive notice of, to attend and be heard at each Committee meeting. In addition, the Committee may invite to a meeting any officers or employees of the Company, legal counsel, advisors and other persons whose attendance it considers necessary or desirable in order to carry out its responsibilities.

At least once per year, the Committee shall meet with management to discuss any matters that the Committee or such individuals consider appropriate.

Meetings Without Management and Executive Sessions

As part of each meeting of the Committee, the Committee shall hold an *in camera* session, at which management and non-independent directors of the Board are not present, and the agenda for each Committee meeting will afford an opportunity for such a session.

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The Committee shall also periodically meet separately, at unscheduled or regularly scheduled meetings or portions of meetings, in executive session or otherwise with each of the Company's external auditor and management, as the Committee deems appropriate.

Access to Management and Books and Records

The Committee shall have free and unrestricted access at all times, either directly or through its duly appointed representatives, to the Company's management and employees and the books and records of the Company.

4. Responsibilities

The Committee shall have the functions and responsibilities set out below as well as any other functions that are specifically delegated to the Committee by the Board and that the Board is authorized to delegate by applicable laws and regulations. In addition to these functions and responsibilities, the Committee shall perform the functions and responsibilities required of an audit committee by any exchange upon which securities of the Company are traded, or any governmental or regulatory body exercising authority over the Company, as are in effect from time to time (collectively, the "**Applicable Requirements**") or as the Board otherwise deems necessary or appropriate.

Financial Reports

(a) **General**

The Committee is responsible for overseeing the Company's financial statements and financial disclosures. Management is responsible for the preparation, presentation and integrity of the Company's financial statements and financial disclosures and for the appropriateness of the accounting principles and the reporting policies used by the Company. The Company's external auditors are responsible for auditing the Company's annual financial statements and for reviewing the Company's unaudited interim financial statements.

(b) **Review of Annual Financial Reports**

The Committee shall review the annual audited financial statements of the Company, the auditors' report thereon and the related management's discussion and analysis of the Company's financial condition and financial performance ("**MD&A**"). After completing its review, if advisable, the Committee shall approve and recommend the annual financial statements and the related MD&A for Board approval.

(c) **Review of Interim Financial Reports**

The Committee shall review the interim financial statements of the Company, the auditors' review report thereon, if any, and the related MD&A. After completing its review, if advisable, the Committee shall approve and recommend the interim financial statements and the related MD&A for Board approval.

(d) **Review Considerations**

In conducting its review of the annual financial statements or the interim financial statements, the Committee shall:

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(i) meet with management and the auditors to discuss the financial statements and MD&A;

(ii) review the disclosures in the financial statements;

(iii) review the audit report or review report, if any, prepared by the external auditors;

(iv) discuss with management, the auditors and internal legal counsel, as requested, any litigation claim or other contingency that could have a material effect on the Company's financial statements;

(v) regularly review the Company's critical accounting policies followed and critical accounting and other significant estimates and judgements underlying the financial statements as presented by management;

(vi) consider the effect of significant accounting policies in controversial or emerging areas for which there is a lack of authoritative guidance or consensus;

(vii) review management's process for formulating sensitive accounting estimates and the reasonableness of these estimates;

(viii) review significant recorded and unrecorded audit adjustments;

(ix) review any material effects of regulatory accounting initiatives or off-balance sheet structures on the financial statements as presented by management, including requirements relating to complex or unusual transactions, significant changes to accounting principles and alternative treatments under applicable generally accepted accounting principles ("**GAAP**");

(x) review any material changes in accounting policies and any significant changes in accounting practices and their impact on the financial statements as presented by management;

(xi) inquire at least annually of both the Company's management, accounting group and the Company's auditors as to whether either has any concerns relative to the quality or aggressiveness of management's accounting policies;

(xii) review with the auditors alternative accounting treatments that have been discussed with management;

(xiii) review with management any significant changes in GAAP, as well as emerging accounting and auditing issues, and their potential effects;

(xiv) review with management matters that may have a material effect on the financial statements;

(xv) review management's report on the effectiveness of internal controls over financial reporting;

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(xvi) review the factors identified by management as factors that may affect future financial results;

(xvii) review results of the Company's audit committee whistleblower hotline program; and

(xviii) review any other matters, related to the financial statements, that are brought forward by the auditors, management or which are required to be communicated to the Committee under accounting policies, auditing standards or Applicable Requirements.

(e) **Other Financial Disclosures**

The Committee is responsible for reviewing financial disclosure in a prospectus or other securities offering document of the Company, as well as press releases disclosing, or based upon, financial results of the Company and any other publicly disseminated material financial disclosure, including, in accordance with the Company's Disclosure Policy, material financial outlook (e.g., earnings guidance) and forward-oriented financial information (e.g., forecasted financial statements) provided to analysts, rating agencies or otherwise publicly disseminated, and material non-GAAP financial measures.

The Committee is responsible for ensuring that satisfactory procedures are in place for the review of the Company's public disclosure of financial information extracted or derived from the Company's financial statements and periodically assessing those procedures.

External Auditors

(a) **General**

The Committee shall be directly responsible for oversight of the work of the auditors, including the auditors' work in preparing or issuing an audit report, performing other audit, review or attest services or any other related work. When a change of auditors is proposed, the Committee shall review all issues related to the change, including the information required to be disclosed by applicable legal requirements and the planned steps for an orderly transition.

(b) **Nomination and Compensation**

The Committee shall review and, if advisable, recommend for Board approval the Company's external auditors to be nominated and shall approve the compensation of such external auditor. The Committee shall have ultimate authority to approve all audit engagement terms and fees, including the auditors' audit plan.

(c) **Resolution of Disagreements**

The Committee shall assess the effectiveness of the working relationship of the Company's external auditors with management and resolve any disagreements between management and the external auditors as to financial reporting matters brought to its attention.

The Committee shall review all reportable events, including disagreements, unresolved issues and consultations with the Company's auditors, whether or not there is to be a change of auditors, and receive and review all reports prepared by the auditors.

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(d) **Discussions with Auditors**

At least annually, the Committee shall discuss with the auditors such matters as are required by applicable auditing standards to be discussed by the auditors with the Committee.

(e) **Audit Plan**

At least annually, the Committee shall review a summary of the auditors' annual audit plan. The Committee shall consider and review with the auditors any material changes to the scope of the plan.

(f) **Quarterly Review Report**

The Committee shall review a report prepared by the auditors in respect of each of the interim financial statements of the Company.

(g) **Independence of Auditors**

At least annually, and before the auditors issue their report on the annual financial statements, the Committee shall obtain from the auditors a formal written statement describing all relationships between the auditors and the Company; discuss with the auditors any disclosed relationships or services that may affect the objectivity and independence of the auditors; and obtain written confirmation from the auditors that they are objective and independent within the meaning of the applicable Rules of Professional Conduct/Code of Ethics adopted by the provincial institute or order of chartered accountants to which the auditors belong and other Applicable Requirements. The Committee shall take appropriate action to oversee the independence of the auditors.

(h) **Evaluation of Lead Partner**

At least annually, the Committee shall review the qualifications and performance of the lead partner(s) of the auditors.

(i) **Requirement for Pre-Approval of Non-Audit Services**

(j) **Approval of Hiring Policies**

The Committee shall review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.

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(k) **Financial Executives**

The Committee shall review and discuss with management the appointment of key financial executives and recommend qualified candidates to the Compensation Committee, as appropriate.

Internal Controls

(a) **General**

The Committee shall review the Company's system of internal controls.

(b) **Establishment, Review and Approval**

The Committee shall require management to implement and maintain appropriate systems of internal controls in accordance with Applicable Requirements, including internal controls over financial reporting and disclosure and to review, evaluate and approve these procedures. At least annually, the Committee shall consider and review with management and the auditors:

(i) the effectiveness of, or weaknesses or deficiencies in: the design or operation of the Company's internal controls (including computerized information system controls and security); the overall control environment for managing business risks; and accounting, financial and disclosure controls (including, without limitation, controls over financial reporting), non-financial controls, and legal and regulatory controls and the impact of any identified weaknesses in internal controls on management's conclusions;

(ii) any significant changes in internal controls over financial reporting that are disclosed, or considered for disclosure, including those in the Company's periodic regulatory filings;

(iii) any material issues raised by any inquiry or investigation by the Company's regulators;

(iv) the Company's fraud prevention and detection program, including deficiencies in internal controls that may impact the integrity of financial information, or may expose the Company to other significant internal or external fraud losses and the extent of those losses and any disciplinary action in respect of fraud taken against management or other employees who have a significant role in financial reporting; and

(v) any related significant issues and recommendations of the auditors together with management's responses thereto, including the timetable for implementation of recommendations to correct weaknesses in internal controls over financial reporting and disclosure controls.

Risk Management

The Committee shall be responsible for overseeing management's identification and assessment of the principal risks to the operations of the Company and the establishment and management of appropriate systems to manage such risks with a view to achieving a proper balance between risks incurred and potential return to holders of securities of the Company and to the long-term

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viability of the Company. In this regard, the Committee shall require management to report on a quarterly basis to the Committee, and the Committee shall review such reports provided by management, on the risks inherent in the business of the Company (including appropriate crisis preparedness, business continuity, information system controls, cybersecurity and disaster recovery plans), the appropriate degree of risk mitigation and risk control, overall compliance with and the effectiveness of the Company's risk management policies, and residual risks remaining after implementation of risk controls. The Committee shall report to the Board on a quarterly basis, with respect to the principal risks faced by the Company and the steps implemented by management to manage these risks.

Compliance with Legal and Regulatory Requirements

The Committee shall review reports from the Company's Corporate Secretary and other management members on: (a) legal or compliance matters that may have a material impact on the Company; (b) the effectiveness of the Company's compliance policies; and (c) any material communications received from regulators. The Committee shall review management's evaluation of and representations relating to compliance with specific applicable law and guidance, and management's plans to remediate any deficiencies identified.

Whistleblower Procedures

The Committee shall establish procedures for (a) the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and (b) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Any such complaints or concerns that are received shall be reviewed by the Committee and, if the Committee determines that the matter requires further investigation, it will direct the Chair of the Committee to engage outside advisors, as necessary or appropriate, to investigate the matter and will work with management and the general counsel to reach a satisfactory conclusion.

Audit Committee Disclosure

The Committee shall prepare, review and approve any audit committee disclosures required by Applicable Requirements in the Company's disclosure documents.

Delegation

The Committee may, to the extent permissible by Applicable Requirements, designate a sub-committee to review any matter within this mandate as the Committee deems appropriate.

5. Conflicts of Interest

The Committee shall review the Company's policies relating to the avoidance of conflicts of interest and review and approve all payments to be made pursuant to any related party transactions involving executive officers and members of the Board of the Company or any significant shareholders of the Company, as may be necessary or desirable under the Applicable Requirements. The Committee shall consider the results of any review of these policies and procedures by the Company's external auditors.

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6. Outside Advisors

The Committee may conduct or authorize investigations into or studies of matters within the Committee's scope of responsibilities and duties as described above, and may seek, retain and terminate accounting, legal, consulting or other expert advice from a source independent of management, at the expense of the Company, with notice to either the Chair of the Board, the Lead Director (if appointed) or the Chief Executive Officer of the Company, as deemed appropriate by the Committee. In furtherance of the foregoing, the Committee shall have the sole authority to retain and terminate, from a source independent of management, any such consultant or advisor to be used to assist in the evaluation of such matters and shall have the sole authority to approve the consultant or advisor's fees and other retention terms.

7. No Rights Created

This Charter is a statement of broad policies and is intended as a component of the flexible governance framework within which the committees of the Board assist the Board in directing the affairs of the Company. While it should be interpreted in the context of all Applicable Requirements, as well as in the context of the Company's Articles and By-laws, it is not intended to establish any legally binding obligations.

8. Charter Review

The Committee shall review and update this Charter annually and, in conjunction with the review and recommendations of the Corporate Governance and Nominating Committee regarding same, present the updated Charter to the Board for approval.

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APPENDIX B

ARRAS MINERALS CORP.

EQUITY INCENTIVE PLAN

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ARras Minerals Corp.

EQUITY Incentive PLAN

April 15, 2021

as amended and restated on July 5, 2021, March 4, 2022 and [●], 2024

PART I – GENERAL PROVISIONS

1.	PREAMBLE AND DEFINITIONS
1.1	Title and Parts.

The Plan described in this document shall be called the “Arras Minerals Corp. Equity Incentive Plan”.

The Plan is divided into three Parts. This Part I contains provisions of general application to all Grants; Part II applies specifically to Options; Part III applies specifically to Share Units, and Part IV applies specifically to Deferred Share Units.

1.2	Eligibility

Only Eligible Persons shall be eligible to receive Grants under this Plan. Participation in the Plan is voluntary and eligibility to participate does not confer upon any Eligible Person any right to receive a Grant hereunder. The extent to which an Eligible Person shall be entitled to receive a Grant of Options, RSUs, PSUs and/or DSUs hereunder, as applicable, shall be determined by the Board. By his, her or its participation in the Plan, for so long as the Shares are listed and posted for trading on the Stock Exchange, each of the Corporation and the Eligible Person represents and warrants that the Eligible Person is a bona fide Director, Officer, Employee and/or Consultant eligible to participate in the Plan pursuant to rules and policies of the TSX Venture Exchange.

1.3	Hold Period

All Options, RSUs, PSUs, DSUs and any Shares issued on the exercise thereof may be subject to and legended with a four month hold period commencing on the date on which such RSUs, PSUS or DSUs were granted pursuant to the rules of the TSX Venture Exchange and applicable securities laws. Any Shares issued on the exercise of Awards may be subject to resale restrictions contained in National Instrument 45-102 – Resale Restrictions, which would apply to the first trade of the Shares.

1.4	Purpose of the Plan.

The purposes of the Plan are:

(a)	to promote a further alignment of interests between officers, employees and other eligible service providers and the shareholders of the Corporation;
(b)	to associate a portion of the compensation payable to officers, employees and other eligible service providers with the returns achieved by shareholders of the Corporation; and
(c)	to attract and retain officers, employees and other eligible service providers with the knowledge, experience and expertise required by the Corporation.

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1.5	Definitions.
1.5.1	“affiliate” means “affiliated corporations” and a corporation shall be deemed to be an affiliate of another corporation if one of them is the Subsidiary of the other or if both are Subsidiaries of the same corporation or if each of them is controlled by the same Person and also includes those issuers that are similarly related, whether or not any of the issuers are corporations, partnerships, limited partnerships, trusts, income trusts or investment trusts or any other organized entity issuing securities.
1.5.2	“Applicable Law” means any applicable provision of law, domestic or foreign, including, without limitation, applicable securities legislation, together with all regulations, rules, policy statements, rulings, notices, orders or other instruments promulgated thereunder, and Stock Exchange Rules.
1.5.3	“associate”, where used to indicate a relationship with a Person, means:
(a)	any corporation of which such Person beneficially owns, directly or indirectly, voting securities carrying more than 10 per cent of the voting rights attached to all voting securities of the corporation for the time being outstanding;
(b)	any partner of that Person;
(c)	any trust or estate in which such Person has a substantial beneficial interest or as to which such Person serves as trustee or in a similar capacity;
(d)	any relative of that Person who resides in the same home as that Person;
(e)	any Person who resides in the same home as that person and to whom that Person is married or with whom that Person is living in a conjugal relationship outside marriage; or
(f)	any relative of a Person mentioned in clause (e) who has the same home as that Person.
1.5.4	“Beneficiary” means, subject to Applicable Law, an individual who has been designated by a Participant, in such form and manner as the Board may determine, to receive benefits payable under the Plan upon the death of the Participant, or, where no such designation is validly in effect at the time of death, the Participant’s legal representative.
1.5.5	“Blackout Period” means a period of time when, pursuant to any policies of the Corporation, any securities of the Corporation may not be traded by certain persons as designated by the Corporation, including any holder of a Grant, as a result of there being undisclosed material information regarding the Corporation or its securities.

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1.5.6	“Board” means the Board of Directors of the Corporation.
1.5.7	“Cause” means:
(a)	subject to (b) or (c), as applicable, below, “just cause” or “cause” for Termination by the Corporation or a Subsidiary of the Corporation as determined under Applicable Law;
(b)	where a Participant has a written employment agreement with the Corporation or a Subsidiary of the Corporation, “Cause” as defined in such employment agreement, if applicable; or
(c)	where a Participant provides services as an independent contractor pursuant to a contract for services with the Corporation or a Subsidiary of the Corporation, any material breach of such contract.
1.5.8	“Change in Control” means:
(a)	the acquisition by any “offeror” (as defined in the Securities Act (Ontario)) of beneficial ownership of more than 50% of the outstanding voting securities of the Corporation, by means of a take-over bid or otherwise;
(b)	any consolidation, reorganization, merger, amalgamation or statutory amalgamation or arrangement of the Corporation with or into another corporation, a separation of the business of the Corporation into two or more entities, or pursuant to which Shares would be converted into cash, securities or other property, other than a merger of the Corporation in which shareholders immediately prior to the merger have the same proportionate ownership of stock of the surviving corporation immediately after the merger;
(c)	any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of the assets of the Corporation;
(d)	the approval by the shareholders of any plan of liquidation or dissolution of the Corporation; or
(e)	the replacement by way of election or appointment at any time of one-half or more of the total number of the then incumbent members of the Board, unless such election or appointment is approved by 50% or more of the Board in office immediately preceding such election or appointment in circumstances where such election or appointment is to be made other than as a result of a dissident public proxy solicitation, whether actual or threatened.
1.5.9	“Code” means the United States Internal Revenue Code of 1986, as amended, and any applicable United States Treasury Regulations and other binding regulatory guidance thereunder.

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1.5.10	“Control” means:
(a)	when applied to the relationship between a Person and another Person, the beneficial ownership by that first Person, directly or indirectly, of voting securities or other interests in such second Person entitling the holder to exercise control and direction in fact over the activities of such second Person, including by way of electing a majority of the members of the board of the second Person; and
(b)	notwithstanding the foregoing, when applied to the relationship between a Person and a partnership, limited partnership or joint venture, means the contractual right to direct the affairs of the partnership, limited partnership or joint venture; and

the words “Controlled by”, “Controlling” and similar words have corresponding meanings; provided that a Person who Controls a second Person will be deemed to Control a third Person which is Controlled by such second Person and so on.

1.5.11	“Corporation” means Arras Minerals Corp., and includes any successor corporation thereof.
1.5.12	“Deferred Share Unit” or “DSU” means a unit credited by the Corporation to an Eligible Director by way of a bookkeeping entry in the books of the Corporation, as determined by the Board, pursuant to the Plan, the value of which at any particular date shall be the Market Price at that date.
1.5.13	“Director” means a director of the Corporation from time to time.
1.5.14	“Discounted Market Price” has the meaning ascribed to that term in Policy 1.1 of the TSX Venture Exchange Corporate Finance Manual, as the same may be amended from time to time.
1.5.15	“Disability” means:
(a)	subject to (b) below, a Participant’s physical or mental incapacity that prevents him/her from substantially fulfilling his or her duties and responsibilities on behalf of the Corporation or, if applicable, a Subsidiary of the Corporation as determined by the Board and, in the case of a Participant who is an employee of the Corporation or a Subsidiary of the Corporation, in respect of which the Participant commences receiving, or is eligible to receive, disability benefits under the Corporation’s or Subsidiary’s long-term disability plan; or
(b)	where a Participant has a written employment agreement with the Corporation or a Subsidiary of the Corporation, “Disability” as defined in such employment agreement, if applicable.
1.5.16	“Disability Date” means, the date of a Participant’s Termination as a result of a Disability.
1.5.17	“Eligible Director” means a bona fide Director who is not an employee of the Corporation, and including any non-executive Chair of the Board.

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1.5.18	“Eligible Person” means a bona fide individual Employed by the Corporation or any Subsidiary of the Corporation, a Director, an Officer, a Service Provider, or an Eligible Director, in each case, who, by the nature of his or her position or job is, in the opinion of the Board, in a position to contribute to the success of the Corporation.
1.5.19	“Employed” means, with respect to a Participant, that:
(a)	the Participant is rendering services to the Corporation or a Subsidiary of the Corporation (excluding services exclusively as a Director) including as a Service Provider (referred to in Section 1.5.39 as “active Employment”); or
(b)	the Participant is not actively rendering services to the Corporation or a Subsidiary of the Corporation due to vacation, temporary illness, maternity or parental leave or leave on account of Disability or other authorized leave of absence (provided, in the case of a US Taxpayer, that the Participant has not incurred a “Separation From Service”, within the meaning of Section 409A of the Code), and “Employment’ has the corresponding meaning.

1.5.20	“Exercise Price” means, with respect to an Option, the price payable by a Participant to purchase one Share on exercise of such Option, which shall not be less than one hundred percent (100%) of the Discounted Market Price based upon the most recent closing price of the Shares prior to the Grant of such Option, subject to adjustment pursuant to Section 5.
1.5.21	“Grant” means a grant or right granted under the Plan consisting of one or more Options, RSUs, PSUs or DSUs or such other award as may be permitted hereunder.
1.5.22	“Grant Agreement” means an agreement between the Corporation and a Participant evidencing a Grant and setting out the terms under which such Grant is made, together with such schedules, amendments, deletions or changes thereto as are permitted under the Plan.
1.5.23	“Grant Date” means the effective date of a Grant.
1.5.24	“Insider” means:
(a)	a director or officer of the Corporation;
(b)	a director or officer of a Person that is itself an Insider or subsidiary of the Corporation;
(c)	a Person that has,

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(i)	beneficial ownership of, or control or direction over, directly or indirectly, securities of the Corporation carrying more than 10 per cent of the voting rights attached to all the Corporation’s outstanding voting securities; or
(ii)	a combination of beneficial ownership of, and control or direction over, directly or indirectly, securities of a reporting issuer carrying more than 10 per cent of the voting rights attached to all the Corporation’s outstanding voting securities, excluding, for the purpose of the calculation of the percentage held, any securities held by the Person as underwriter in the course of a distribution;
(d)	the Corporation in the event that it has purchased, redeemed or otherwise acquired a security of its own issue, for so long as it continues to hold that security;
(e)	a Person designated as an insider under the Securities Act (Ontario); and
(f)	an associate or affiliate of any of the foregoing.
1.5.25	“Investor Relations Activities” has the meaning ascribed to that term in Policy 1.1 of the TSX Venture Exchange Corporate Finance Manual, as the same may be amended from time to time.
1.5.26	“Investor Relations Service Provider” means any Service Provider that performs Investor Relations Activities, and any Director, Officer, or employee whose roll and duties primarily consist of Investor Relations Activities.
1.5.27	“Market Price” means, with respect to any particular date:
(a)	if the Shares are listed on the TSX Venture Exchange (regardless of whether they are listed on any other Stock Exchange), the greater of (i) the volume weighted average trading price per Share on the TSX Venture Exchange during the five (5) immediately preceding Trading Days, and (ii) the last closing price of the Shares on the TSX Venture Exchange before the date of grant, or such other minimum price pursuant to the rules and policies of the TSX Venture Exchange;
(b)	if the Shares are listed on one Stock Exchange which is not the TSX Venture Exchange, the volume weighted average trading price per Share on such Stock Exchange during the five (5) immediately preceding Trading Days;
(c)	if the Shares are listed on more than one Stock Exchange and are not listed on the TSX Venture Exchange, the Market Price as determined in accordance with paragraph (b) above for the primary Stock Exchange on which the greatest volume of trading of the Shares occurred during the five (5) immediately preceding Trading Days; and
(d)	if the Shares are not listed for trading on a Stock Exchange, a price which is determined by the Board in good faith to be the fair market value of the Shares.

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1.5.28	“Officer” means an officer of the Corporation or any Subsidiary of the Corporation from time to time.
1.5.29	“Option” means an option to purchase a Share granted by the Board to an Eligible Person in accordance with Section 3 and Section 8.1.
1.5.30	“Participant” means an Eligible Person to whom a Grant is made and which Grant or a portion thereof remains outstanding.
1.5.31	“Performance Conditions” means such financial, personal, operational or transaction-based performance criteria as may be determined by the Board in respect of a Grant to any Participant or Participants and set out in a Grant Agreement. Performance Conditions may apply to the Corporation, a Subsidiary of the Corporation, the Corporation and its Subsidiaries as a whole, a business unit of the Corporation or group comprised of the Corporation and some Subsidiaries of the Corporation or a group of Subsidiaries of the Corporation, either individually, alternatively or in any combination, and measured either in total, incrementally or cumulatively over a specified performance period, on an absolute basis or relative to a pre-established target or milestone, to previous years’ results or to a designated comparator group, or otherwise, and may incorporate multipliers or adjustments based on the achievement of any such performance criteria.
1.5.32	“Performance Period” means, with respect to PSUs, a period specified by the Board for achievement of any applicable Performance Conditions as a condition to Vesting.
1.5.33	“Performance Share Unit” or “PSU” means a right granted to an Eligible Person in accordance with Section 3.1(c) and (d) and Section 11.1 to receive a Share or the Market Price, as determined by the Board, that generally becomes Vested, if at all, subject to the attainment of certain Performance Conditions and satisfaction of such other conditions to Vesting, if any, as may be determined by the Board.
1.5.34	“Person” means an individual, corporation, company, cooperative, sole proprietorship, partnership, limited partnership, limited liability partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, trust, trustee, executor, administrator, legal personal representative, estate, unincorporated association, organization or syndicate, entity with juridical personality or governmental authority or body, or other entity, whether or not having legal status, however designated or constituted, and pronouns which refer to a Person shall have a similarly extended meaning.

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1.5.35	“Plan” means this Arras Minerals Corp. Equity Incentive Plan, including any schedules or appendices hereto, as may be amended from time to time.
1.5.36	“Restricted Share Unit” or “RSU” means a right granted to an Eligible Person in accordance with Section 3.1(c) and (d) and Section 11.1 to receive a Share or the Market Price, as determined by the Board, that generally becomes Vested, if at all, following a period of continuous Employment of the Participant.
1.5.37	“Restrictive Covenant” means any obligation of a Participant to the Corporation or a Subsidiary of the Corporation to (A) maintain the confidentiality of information relating to the Corporation or the Subsidiary of the Corporation and/or its business, (B) not engage in employment or business activities that compete with the business of the Corporation or the Subsidiary of the Corporation, (C) not solicit employees or other service providers, customers and/or suppliers of the Corporation or the Subsidiary of the Corporation, whether during or after employment with the Corporation or Subsidiary of the Corporation, and whether such obligation is set out in a Grant Agreement issued under the Plan or other agreement between the Participant and the Corporation or Subsidiary of the Corporation, including, without limitation, an employment agreement, or otherwise.
1.5.38	“Security Based Compensation Arrangement” includes any stock option plan, deferred share unit plan, performance share unit plan, restricted share unit plan, stock appreciation right plan, stock purchase plan and /or any other compensation or incentive mechanism involving the issuance or potential issuance of securities of the Corporation from treasury to a Participant.
1.5.39	“Service Provider” means a Person, other than an employee, Officer or Director of the Corporation or a Subsidiary of the Corporation, that:
(a)	is engaged to provide, on an ongoing bona fide basis, consulting, technical, management or other services to the Corporation or a Subsidiary of the Corporation, other than services provided in relation to a distribution of securities;
(b)	provides the services under a written contract between the Corporation or a Subsidiary of the Corporation and the Person;
(c)	in the reasonable opinion of the Corporation, spends or will spend a significant amount of time and attention on the affairs and business of the Corporation or a Subsidiary of the Corporation;

and includes

(d)	for an individual Service Provider, a corporation of which the individual Service Provider is an employee or shareholder, and a partnership of which the individual Service Provider is an employee or partner; and

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(e)	for a Service Provider that is not an individual, an employee, executive officer, or director of the Service Provider, provided that the individual employee, executive officer, or director spends or will spend a significant amount of time and attention on the affairs and business of the Corporation or a Subsidiary of the Corporation.
1.5.40	“Share” means a common share of the Corporation or, in the event of an adjustment contemplated by Section 5.1, such other security to which a Participant may be entitled upon the exercise or settlement of a Grant as a result of such adjustment.
1.5.41	“Share Unit” means either an RSU or PSU, as the context requires.
1.5.42	“Stock Exchange” means the TSX Venture Exchange and/or such other stock exchange on which the Shares are listed.
1.5.43	“Stock Exchange Rules” means the applicable rules of any Stock Exchange upon which Shares of the Corporation are listed.
1.5.44	“Subsidiary” means, in respect of a Person, another Person that is Controlled directly or indirectly by such Person and includes a Subsidiary of that Subsidiary.
1.5.45	“Termination” means (i) the termination of a Participant’s Employment with the Corporation or a Subsidiary of the Corporation (other than in connection with the Participant’s transfer to Employment with the Corporation or another Subsidiary), which shall occur on the date on which the Participant ceases to render services to the Corporation or Subsidiary, as applicable, whether such termination is lawful or otherwise (including, without limitation, by reason of resignation, death, frustration of contract, termination for cause, termination without cause, or constructive dismissal), without giving effect to any pay in lieu of notice (paid by way of lump sum or salary continuance), severance pay, benefits continuance or other termination-related payments or benefits to which the Participant may be entitled pursuant to the common law or otherwise (except as may be expressly required to satisfy the minimum requirements of applicable employment or labour standards legislation), but, for greater certainty, a Participant’s absence from active work during a period of vacation, temporary illness, maternity or parental leave, leave on account of Disability or any other authorized leave of absence shall not be considered to be a “Termination”, and (ii) in the case of a Participant who does not return to active Employment with the Corporation or a Subsidiary of the Corporation immediately following a period of absence due to vacation, temporary illness, maternity or parental leave, leave on account of Disability or other authorized leave of absence, such cessation shall be deemed to occur on the last day of such period of absence as approved by the Corporation or a Subsidiary of the Corporation; provided, in each case, that, in the case of any Grant that constitutes deferred compensation subject to Section 409A of the Code that is issued to a US Taxpayer, the Termination constitutes a “Separation From Service”, within the meaning of Section 409A of the Code, and “Terminated” and “Terminates” shall be construed accordingly.

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1.5.46	“Time Vesting” means any conditions relating to the passage of time or continued service with the Corporation or Subsidiary of the Corporation for a period of time in respect of a Grant, as may be determined by the Board.
1.5.47	“Trading Day” means a day on which the relevant Stock Exchange is open for trading and on which the Shares actually traded.
1.5.48	“US Taxpayer” means an individual who is subject to tax under the Code in respect of any Grants, amounts payable or Shares deliverable under this Plan.
1.5.49	“Vested” means, with respect to any Option, Share Unit, DSU or other award included in a Grant, that the applicable conditions with respect to Time Vesting, achievement of Performance Conditions and/or any other conditions established by the Board have been satisfied or, to the extent permitted under the Plan, waived, whether or not the Participant’s rights with respect to such Grant may be conditioned upon prior or subsequent compliance with any Restrictive Covenants (and any applicable derivative term shall be construed accordingly).
1.5.50	“Vesting Date” means the date on which the applicable Time Vesting, Performance Conditions and/or any other conditions for an Option, Share Unit, DSU or other award included in a Grant becoming Vested are met, deemed to have been met or waived as contemplated in Section 3.1.
2.	CONSTRUCTION AND INTERPRETATION
2.1	Gender, Singular, Plural.

In the Plan, references to one gender include all genders; and references to the singular shall include the plural and vice versa, as the context shall require.

2.2	Severability.

If any provision or part of the Plan is determined to be void or unenforceable in whole or in part, such determination shall not affect the validity or enforcement of any other provision or part thereof.

2.3	Headings and Sections.

Headings wherever used herein are for reference purposes only and do not limit or extend the meaning of the provisions herein contained. A reference to a section or schedule shall, except where expressly stated otherwise, mean a section or schedule of the Plan, as applicable.

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3.	ADMINISTRATION
3.1	Administration by the Board.

The Plan shall be administered by the Board in accordance with its terms and subject to Applicable Law. Subject to and consistent with the terms of the Plan, in addition to any authority of the Board specified under any other terms of the Plan, and Applicable Law, the Board shall have full and complete discretionary authority to:

(a)	interpret the Plan and Grant Agreements;
(b)	prescribe, amend and rescind such rules and regulations and make all determinations necessary or desirable for the administration and interpretation of the Plan and instruments of grant evidencing Grants, including (i) requiring, as a condition of any such Grant, the Participant receiving the grant to complete any requisite forms or filings required by Applicable Law and (ii) such rules and regulations as are necessary to ensure that employees and Service Providers are eligible to receive Grants hereunder;
(c)	determine those Eligible Persons who may receive Grants as Participants, grant one or more Grants to such Participants and approve or authorize the applicable form and terms of the related Grant Agreement;
(d)	determine the terms and conditions of Grants granted to any Participant, including, without limitation, as applicable (i) Grant value and the number of Shares subject to a Grant, (ii) the Exercise Price for Shares subject to a Grant, (iii) the conditions to the Vesting of a Grant or any portion thereof, including, as applicable, the period for achievement of any applicable Performance Conditions as a condition to Vesting, and conditions pertaining to compliance with Restrictive Covenants, and the conditions, if any, upon which Vesting of any Grant or any portion thereof will be waived or accelerated without any further action by the Board, (iv) the circumstances upon which a Grant or any portion thereof shall be forfeited, cancelled or expire, including in connection with the breach by a Participant of any Restrictive Covenant, (v) the consequences of a Termination with respect to a Grant, (vi) the manner of exercise or settlement of the Vested portion of a Grant, (vii) whether, and the terms upon which, a Grant may be settled in cash, newly issued Shares or a combination thereof, and (viii) whether, and the terms upon which, any Shares delivered upon exercise or settlement of a Grant must be held by a Participant for any specified period of time;
(e)	determine whether, and the extent to which, any Performance Conditions or other conditions applicable to the Vesting of a Grant have been satisfied or shall be waived or modified;

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(f)	make such rules, regulations and determinations as it deems appropriate under the Plan in respect of any leave of absence or disability of any Participant. Without limiting the generality of the foregoing, the Board shall be entitled to determine:
(i)	whether or not any such leave of absence shall constitute a Termination within the meaning of the Plan;
(ii)	the impact, if any, of any such leave of absence on Grants issued under the Plan made to any Participant who takes such leave of absence (including, without limitation, whether or not such leave of absence shall cause any Grants to expire and the impact upon the time or times such Grants shall be exercisable);
(g)	amend the terms of any Grant Agreement or other documents evidencing Grants; and
(h)	determine whether, and the extent to which, adjustments shall be made pursuant to Section 5 and the terms of such adjustments.
3.2	Provided that such determinations are made in accordance with this Plan and Applicable Law, all determinations, interpretations, rules, regulations, or other acts of the Board respecting the Plan or any Grant shall be made in its sole discretion and shall be conclusively binding upon all persons.
3.3	Subject to Section 6.5, the Board may, from time to time, amend the Plan for the purpose of establishing one or more sub-plans for the benefit of Eligible Persons who are subject to the laws of a jurisdiction other than Canada in connection with their participation in the Plan.

The Board may also prescribe terms for Grant Agreements in respect of Eligible Persons who are subject to the laws of a jurisdiction other than Canada in connection with their participation in the Plan that are different than the terms of the Grant Agreements for Eligible Persons who are subject to the laws of Canada in connection with their participation in the Plan, and/or deviate from the terms of the Plan set out herein, for purposes of compliance with Applicable Law in such other jurisdiction or where, in the Board’s opinion, such terms or deviations are necessary or desirable to obtain more advantageous treatment for the Corporation, a Subsidiary of the Corporation or the Eligible Person in respect of the Plan under the Applicable Law of the other jurisdiction.

Notwithstanding the foregoing, the terms of any Grant Agreement authorized pursuant to this Section 3.3 shall be consistent with the Plan to the extent practicable having regard to the Applicable Law of the jurisdiction in which such Grant Agreement is applicable and in no event shall contravene Applicable Law.

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3.4	The Board may, in its discretion, subject to Applicable Law, delegate its powers, rights and duties under the Plan, in whole or in part, to a committee of the Board or a person or persons, as it may determine, from time to time, on terms and conditions as it may determine, except that the Board shall not, and shall not be permitted to delegate any such powers, rights or duties (i) with respect to the grant, amendment, administration or settlement of any Grant to the extent delegation is not consistent with Applicable Law and any such purported delegation or action shall not be given effect, and (ii) provided that the composition of the committee of the Board, person or persons, as the case may be, shall comply with Applicable Law. In addition, provided it complies with the foregoing, the Board may appoint or engage a trustee, custodian or administrator to administer or implement the Plan or any aspect of it.
4.	SHARE RESERVE
4.1	Subject to Section 4.6 and any adjustment pursuant to Section 5.1, the aggregate number of Shares that may be issued pursuant to Grants made under the Plan shall be equal to 10,295,030 Shares.
4.2	For so long as the Shares are listed on a Stock Exchange, unless the Corporation has obtained the requisite disinterested shareholder approval required under Applicable Law, the aggregate number of Shares reserved for issuance to any one Participant under the Plan, together with all other Security Based Compensation Arrangements of the Corporation, including Shares issuable to companies that are wholly owned by such Participant, in any 12 month period must not exceed 5% of the number of aggregate issued and outstanding Shares, calculated as at the date any Grant is made and in accordance with all Applicable Laws, including all applicable Stock Exchange Rules.
4.3	For so long as the Shares are listed on a Stock Exchange, unless the Corporation has obtained the requisite disinterested shareholder approval required under Applicable Law,
(a)	the aggregate number of Shares reserved for issuance to Insiders (as a group) under the Plan, together with all other Security Based Compensation Arrangements of the Corporation, must not exceed 10% of the number of aggregate issued and outstanding Shares;
(b)	the aggregate number of Shares reserved for issuance to Insiders (as a group) under the Plan, together with all other Security Based Compensation Arrangements of the Corporation, in any 12 month period must not exceed 10% of the number of aggregate issued and outstanding Shares, calculated as at the date any Grant is made to an Insider in accordance with all Applicable Laws, including all applicable Stock Exchange Rules;
4.4	For so long as the Shares are listed on a Stock Exchange, the aggregate number of Shares reserved for issuance to all Investor Relations Service Providers, in aggregate, under the Plan, together with all other Security Based Compensation Arrangements of the Corporation, in any 12 month period must not exceed 2% of the number of aggregate issued and outstanding Shares, calculated as at the date any Grant is made and in accordance with all Applicable Laws, including all applicable Stock Exchange Rules. For so long as the Shares are listed on a Stock Exchange, Investors Relations Services Providers shall only be eligible to receive a Grant of Options under the Plan and, for the avoidance of doubt, shall not be eligible to receive a Grant of RSUs, PSUs or DSUs.

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4.5	For so long as the Corporation’s Shares are listed on a Stock Exchange, the aggregate number of Shares reserved for issuance to any one Service Provider under the Plan, together with all other Security Based Compensation Arrangements of the Corporation, in any 12 month period must not exceed 2% of the number of aggregate issued and outstanding Shares, calculated as at the date any Grant is made and in accordance with all Applicable Laws, including all applicable Stock Exchange Rules.
4.6	For purposes of computing the total number of Shares available for grant under the Plan or any other Security Based Compensation Arrangement of the Corporation, Shares subject to any Grant (or any portion thereof) that are settled in cash, forfeited, surrendered, cancelled or otherwise terminated, prior to the issuance of such Shares shall again be available for grant under the Plan. Notwithstanding the foregoing, if Shares are issued pursuant to Section 8.6 upon the Surrender of Options, the number of Options Surrendered, and not the number of Shares actually issued by the Corporation, shall be included in computing the total number of Shares available for grant under the Plan or any other Security Based Compensation Arrangement of the Corporation. Where a Grant is subject to Performance Conditions, the maximum aggregate number of Shares that might possibly be issued pursuant to such Performance Conditions must be included in calculating the total number of Shares available for grant under the Plan or any other Security Based Compensation Arrangement of the Corporation. All dividend equivalent RSUs, PSUs and DSUs shall also be included when computing the total number of Shares available for grant under the Plan or any other Security Based Compensation Arrangement and shall be included in computing the specific limitations and restrictions set out in Sections 4.2, 4.3, 4.4 and 4.5. If the Corporation does not have sufficient Shares available for issue in respect of such dividend equivalent RSUs, PSUs and DSUs, as applicable, or where the issuance of such RSUs, PSUs and/or DSUs is prohibited by the limitations and restrictions set out in Sections 4.2, 4.3, 4.4 and 4.5, the Corporation shall be entitled to settle such dividend equivalent RSUs, PSUs and DSUs, as applicable, in cash.
5.	Alteration of Capital And Change In Control
5.1	Notwithstanding any other provision of the Plan, and subject to Applicable Law, including, if necessary, the approval of any Stock Exchange, in the event of any change in the Shares by reason of any dividend (other than dividends in the ordinary course), split, recapitalization, reclassification, amalgamation, arrangement, merger, consolidation, combination or exchange of Shares or distribution of rights to holders of Shares or any other relevant changes to the authorized or issued capital of the Corporation, if the Board shall determine that an equitable adjustment should be made, such adjustment shall, subject to Applicable Law, be made by the Board to (i) the number of Shares subject to the Plan; (ii) the securities into which the Shares are changed or are convertible or exchangeable; (iii) any Options then outstanding; (iv) the Exercise Price in respect of such Options; and/or (v) with respect to the number of Share Units or DSUs outstanding under the Plan, and any such adjustment shall be conclusive and binding for all purposes of the Plan.

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5.2	No adjustment provided for pursuant to Section 5.1 shall require the Corporation to issue fractional Shares or consideration in lieu thereof in satisfaction of its obligations under the Plan. Any fractional interest in a Share that would, except for the provisions of this Section 5.2, be deliverable upon the exercise of any Grant shall be cancelled and not deliverable by the Corporation.
5.3	In the event of a Change in Control prior to the Vesting of a Grant, and subject to the terms of a Participant’s written employment agreement or contract for services with the Corporation or a Subsidiary of the Corporation and the applicable Grant Agreement and Applicable Law, including, if required, the approval of any Stock Exchange, the Board shall have full authority to determine in its sole discretion the effect, if any, of a Change in Control on the Vesting, exercisability, settlement, payment or lapse of restrictions applicable to a Grant, which effect may be specified in the applicable Grant Agreement or determined at a subsequent time. Subject to Applicable Law, including, if required, the approval of any Stock Exchange, the Board shall, at any time prior to, coincident with or after the effective time of a Change in Control, take such actions as it may consider appropriate, including, without limitation: (i) provide for the acceleration of any Vesting or exercisability of a Grant; (ii) provide for the deemed attainment of Performance Conditions relating to a Grant; (iii) provide for the lapse of restrictions relating to a Grant; (iv) provide for the assumption, substitution, replacement or continuation of any Grant by a successor or surviving corporation (or a parent or subsidiary thereof) with cash, securities, rights or other property to be paid or issued, as the case may be, by the successor or surviving corporation (or a parent or subsidiary thereof); (v) provide that that a Grant shall terminate or expire unless exercised or settled in full on or before a date fixed by the Board; or (vi) terminate or cancel any outstanding Grant in exchange for a cash payment (provided that, if as of the date of the Change in Control, the Board determines that no amount would have been realized upon the exercise or settlement of the Grant, then the Grant may be cancelled by the Corporation without payment of consideration). For greater certainty, for so long as the Shares are listed on the TSX Venture Exchange, the Board shall not, in the event of a Change in Control, have the ability to accelerate any Vesting or exercisability of a Grant to an Investor Relations Service Provider without the prior written approval of the TSX Venture Exchange.
6.	MISCELLANEOUS
6.1	Compliance with Laws and Policies.

The Corporation’s obligation to make any payments or deliver (or cause to be delivered) any Shares hereunder is subject to compliance with Applicable Law. Each Participant shall acknowledge and agree (and shall be conclusively deemed to have so acknowledged and agreed by participating in the Plan) that the Participant will, at all times, act in strict compliance with Applicable Law and all other laws and any policies of the Corporation applicable to the Participant in connection with the Plan including, without limitation, the Insider Trading Policy of the Corporation, and furnish to the Corporation all information and undertakings as may be required to permit compliance with Applicable Law.

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6.2	Withholdings.

So as to ensure that the Corporation or a Subsidiary of the Corporation, as applicable, will be able to comply with the applicable obligations under any federal, provincial, state or local law relating to the withholding of tax or other required deductions, the Corporation or the Subsidiary of the Corporation shall withhold or cause to be withheld from any cash amount payable to a Participant, either under this Plan, or otherwise, such amount as may be necessary to permit the Corporation or the Subsidiary of the Corporation, as applicable, to so comply. The Corporation and any Subsidiary of the Corporation may also satisfy any liability for any such withholding obligations, on such terms and conditions as the Corporation may determine in its sole discretion, by (a) selling on such Participant’s behalf, or requiring such Participant to sell, any Shares issued under this Plan, and retaining any amount payable which would otherwise be provided or paid to such Participant in connection with any such sale, or (b) requiring, as a condition to the delivery of Shares hereunder, that such Participant make such arrangements as the Corporation may require so that the Corporation and its Subsidiaries can satisfy such withholding obligations, including requiring such Participant to remit an amount to the Corporation or a Subsidiary of the Corporation in advance, or reimburse the Corporation or any Subsidiary of the Corporation for, any such withholding obligations.

6.3	No Right to Continued Employment.

Nothing in the Plan or in any Grant Agreement entered into pursuant hereto shall confer upon any Participant the right to continue in the employ or service of the Corporation or any Subsidiary of the Corporation, to be entitled to any remuneration or benefits not set forth in the Plan or a Grant Agreement or to interfere with or limit in any way the right of the Corporation or any Subsidiary of the Corporation to terminate Participant’s employment or service arrangement with the Corporation or any Subsidiary of the Corporation.

6.4	No Additional Rights.

Neither the designation of an individual as a Participant nor the Grant of any Options, Share Units, DSUs or other award to any Participant entitles any person to the Grant, or any additional Grant, as the case may be, of any Options, Share Units, DSUs or other award under the Plan. For greater certainty, the Board’s decision to approve a Grant in any period shall not require the Board to approve a Grant to any Participant in any other period; nor shall the Board’s decision with respect to the size or terms and conditions of a Grant in any period require it to approve a Grant of the same or similar size or with the same or similar terms and conditions to any Participant in any other period. The Board shall not be precluded from approving a Grant to any Participant solely because such Participant may have previously received a Grant under this Plan or any other similar compensation arrangement of the Corporation or a Subsidiary. No Eligible Person has any claim or right to receive a Grant except as may be provided in a written employment or services agreement between an Eligible Person and the Corporation or a Subsidiary of the Corporation.

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6.5	Amendment, Termination.

Subject to compliance with Applicable Law, including, if required, the approval of any Stock Exchange, the Plan and any Grant made pursuant to the Plan may be amended, modified or terminated by the Board without approval of shareholders, provided that no amendment to the Plan or Grants made pursuant to the Plan may be made without the consent of a Participant if it adversely alters or impairs the rights of the Participant in respect of any Grant previously granted to such Participant under the Plan, except that Participant consent shall not be required where the amendment is required for purposes of compliance with Applicable Law. Notwithstanding the foregoing, the Board may amend the Plan and any Grant without approval for shareholders or Participants in order to satisfy the requirements of any Stock Exchange.

For greater certainty, for so long as the Corporation’s Shares are listed on a Stock Exchange, the Plan may not be amended without shareholder approval in accordance with the Stock Exchange Rules to do any of the following:

(a)	increase in the maximum number of Shares issuable pursuant to the Plan and as set out in Section 4.1;
(b)	reduce the Exercise Price of an outstanding Option, except as set forth in Section 5, provided that, for so long as the Shares are listed on the TSX Venture Exchange, disinterested shareholder approval will be obtained for any reduction in the Exercise Price of an Option if the Participant holding such Option is an Insider at the time of the proposed amendment;
(c)	extend the maximum term of any Grant made under the Plan, except pursuant to Section 8.7 or Section 13.3, provided that, for so long as the Shares are listed on the TSX Venture Exchange, disinterested shareholder approval will be obtained for any extension of the maximum term of any Option if the Participant holding such Option is an Insider at the time of the proposed amendment;
(d)	amend the assignment provisions contained in Section 6.11;
(e)	amend the termination provisions applicable to any Grant;
(f)	amend the limitations contained in Sections 4.2, 4.3, 4.4 or 4.5;
(g)	amend the method for determining the Exercise Price of an Option, as set out in Section 8.2, or the value of a Share Unit on the Grant Date or the Vesting Date, as set out in Sections 11.2 and 13.2;
(h)	include other types of equity compensation involving the issuance of Shares under the Plan;
(i)	amend the categories of persons who may participate in the Plan as Participants;

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(j)	amend the Plan or any Grant in any manner which results in benefit to an Insider, provided that, for so long as the Shares are listed on the TSX Venture Exchange, disinterested shareholder approval will be obtained for any such amendment; or
(k)	amend this Section 6.5 to amend or delete any of (a) through (j) or grant additional powers to the Board to amend the Plan or Grants without shareholder approval.

For greater certainty and without limiting the foregoing, shareholder approval shall not be required for the following amendments and the Board may make the following changes without shareholder approval, subject to any regulatory approvals including, where required, the approval of any Stock Exchange:

(l)	amendments of a “housekeeping” nature;
(m)	a change to the Vesting provisions of any Grants;
(n)	a change to the termination provisions of any Grant that does not entail an extension beyond the original term of the Grant; or
(o)	amendments to the provisions relating to a Change in Control.
6.6	Currency.

All references in the Plan to currency refer to lawful Canadian, U.S. or other currency as determined from time to time by the Board in its sole discretion, failing which the reference shall be deemed to be to Canadian currency except where the context otherwise requires. To the extent that any amounts referenced in this Plan are denominated in a currency other than Canadian dollars or U.S. dollars, and are determined by the Board in its sole discretion to be converted to Canadian dollars, U.S. dollars or other currency, such amounts shall be converted at the applicable Bank of Canada daily exchange rate on the date as of which the converted amount is required to be determined.

6.7	Administration Costs.

The Corporation will be responsible for all costs relating to the administration of the Plan.

6.8	Designation of Beneficiary.

Subject to the requirements of Applicable Law, a Participant may designate a Beneficiary, in writing, to receive any benefits that are provided under the Plan upon the death of such Participant. The Participant may, subject to Applicable Law, change such designation from time to time. Such designation or change shall be in such form as may be prescribed by the Board from time to time. A Beneficiary designation under this Section 6.8 and any subsequent changes thereto shall be filed with the general counsel of the Corporation.

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6.9	Governing Law.

The Plan and any Grants pursuant to the Plan shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein, and with respect to Participants who are US Taxpayers, with the Code and applicable federal laws of the US. The Board may provide that any dispute to any Grant shall be presented and determined in such forum as the Board may specify, including through binding arbitration. Any reference in the Plan, in any Grant Agreement issued pursuant to the Plan or in any other agreement or document relating to the Plan to a provision of law or rule or regulation shall be deemed to include any successor law, rule or regulation of similar effect or applicability. To the extent applicable, with respect to Participants who are US Taxpayers, this Plan shall be interpreted in accordance with the requirements of Code Sections 409A and the regulations, notices, and other guidance of general applicability issued thereunder.

6.10	Assignment.

The Plan shall enure to the benefit of and be binding upon the Corporation, its successors and assigns.

6.11	Transferability.

No Grant, and no rights or interests therein, shall or may be assigned, transferred, sold, exchanged, encumbered, pledged or otherwise hypothecated or disposed of by a Participant other than by testamentary disposition by the Participant or the laws of intestate succession. No such interest shall be subject to execution, attachment or similar legal process including without limitation seizure for the payment of the Participant’s debts, judgments, alimony or separate maintenance.

6.12	No Fractional Shares.

Except as otherwise set forth in Section 5.2 and Section 17, no fractional Shares, Share Units or DSUs shall be issued or delivered pursuant to the Plan. The Board shall determine whether cash shall be paid in lieu of fractional Shares, Share Units or DSUs or whether any fractional Shares, Share Units or DSUs should be rounded, forfeited or otherwise eliminated.

7.	EFFECTIVE DATE
7.1	The Plan is established effective April 15, 2021.
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PART II – OPTIONS

8.	Options
8.1	The Corporation may, from time to time, make one or more Grants of Options to Eligible Persons on such terms and conditions, consistent with the Plan, as the Board shall determine. In granting such Options, subject to the provisions of the Plan, the Corporation shall specify,
(a)	the maximum number of Shares which the Participant may purchase under the Options;
(b)	the Exercise Price at which the Participant may purchase his or her Shares under the Options; and
(c)	the term of the Options, to a maximum of ten (10) years from the Grant Date of the Options, the Vesting period or periods within this period during which the Options or a portion thereof may be exercised by a Participant and any other Vesting conditions (including Performance Conditions).
8.2	The Exercise Price for each Share subject to an Option shall be fixed by the Board but under no circumstances shall any Exercise Price be less than one hundred percent (100%) of the Discounted Market Price based upon the most recent closing price of the Shares prior to the Grant of such Option.
8.3	Unless otherwise designated by the Board in the applicable Grant Agreement, and subject to Section 8.4, the Options included in a Grant shall Vest in three equal installments over a three (3) year period, with one third of the Options vesting on each of the Grant Date, the first anniversary of the Grant Date, and the second anniversary of the Grant Date, and, subject to Section 8.7, any such Options shall expire on the tenth anniversary of the Grant Date (unless exercised or terminated earlier in accordance with the terms of the Plan or the Grant Agreement).
8.4	Notwithstanding Section 8.3, Options granted to any Investor Relations Service Provider must vest in stages over a period of not less than 12 months such that:
(a)	no more than 1/4 of the Options vest no sooner than three months after the Options were granted;
(b)	no more than another 1/4 of the Options vest no sooner than six months after the Options were granted;
(c)	no more than another 1/4 of the Options vest no sooner than nine months after the Options were granted; and
(d)	the remainder of the Options vest no sooner than 12 months after the Options were granted.
8.5	Subject to the provisions of the Plan and the terms governing the granting of the Option, and subject to payment or other satisfaction of all related withholding obligations in accordance with Section 6.2, Vested Options or a portion thereof may be exercised from time to time by delivery to the Corporation at its registered office of a notice in writing signed by the Participant or the Participant’s legal personal representative, as the case may be, and addressed to the Corporation. This notice shall state the intention of the Participant or the Participant’s legal personal representative to exercise the said Options and the number of Shares in respect of which the Options are then being exercised and must be accompanied by payment in full of the Exercise Price under the Options which are the subject of the exercise.

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8.6	Notwithstanding Section 8.5, the Board may permit a Participant other than an Investor Relations Service Provider, in lieu of paying the aggregate exercise price in cash, to indicate in the exercise notice that such Participant intends to transfer and dispose of the Options (the “Surrender”) for cancellation and, in such case, the Participant shall surrender the Options being exercised and elect to receive that number of Shares calculated using the following formula, subject to acceptance of a notice of Surrender (“Surrender Notice”) by the Board and provided that arrangements satisfactory to the Corporation have been made to pay any applicable withholding taxes:

X = (Y*(A-B))/A

Where:

X = the number of Shares to be issued to the Participant upon surrendering such Options; provided that if the foregoing calculation results in a negative number, then no Shares shall be issued.

Y = the number of Shares underlying the Options to be Surrendered.

A = the Market Price of the Shares as at the date of the Surrender.

B = the Exercise Price of such Options.

8.7	If the normal expiry date of any Option falls within any Blackout Period, then the expiry date of such Option shall, without any further action, be extended to the date that is ten (10) business days following the end of such Blackout Period. The foregoing extension applies to all Options whatever the Grant Date and shall not be considered an extension of the term of the Options as referred to in Section 6.5.
9.	Termination of Employment, Death, AND Disability – Options
9.1	Outstanding Options held by a Participant as of the Participant’s Termination shall be subject to the provisions of this Section 9, as applicable; except that, in all events, the period for exercise of Options shall end no later than the last day of the maximum term thereof established under Section 8.1(c), 8.7, or 9.4, as the case may be. Options that are not exercised prior to the expiration of the exercise period, including any extended exercise period contemplated by this Section 9.1, following a Participant’s date of Termination or Disability Date, as the case may be, shall automatically expire on the last day of such period.

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9.2	Subject to the applicable Grant Agreement and Section 9.1, in the case of a Participant’s Termination due to death or Disability, (i) the Participant's outstanding Options that have become Vested prior to the Participant’s Termination due to death or Disability shall continue to be exercisable during the twelve (12) month period following the Participant’s date of Termination due to death or Disability Date, and (ii) the Participant’s outstanding Options that are unvested on the Participant’s date of Termination due to death or Disability Date shall be forfeited.
9.3	Subject to the applicable Grant Agreement and Section 9.1, in the case of a Participant's Termination due to resignation (including the voluntary withdrawal of services by a Participant who is not an employee under Applicable Law) or Termination without Cause (including by way of constructive dismissal), (i) the Participant's outstanding Options that have become Vested prior to the Participant’s Termination shall continue to be exercisable during the ninety (90) day period following the Participant’s Termination, and (ii) the Participant’s outstanding Options that are unvested on the Participant’s Termination shall be forfeited.
9.4	In addition to the Board’s rights under Section 3.1, the Board may, at the time of a Participant’s Termination or Disability Date, extend the period for exercise of some or all of the Participant’s Options, but not beyond the original expiry date, and/or allow for the continued Vesting of some or all of the Participant’s Options during the period for exercise or a portion of it, in each case for a period of time not to exceed 12 months following the date of a Participant’s Termination or Disability.
9.5	Notwithstanding any other provision hereof or in any Grant Agreement, in the case of a Participant’s Termination for Cause, any and all then outstanding Vested and unvested Options granted to the Participant shall be immediately forfeited and cancelled, without any consideration as of the Termination.
9.6	For greater certainty, a Participant shall have no right to receive Shares or a cash payment, as compensation, damages or otherwise, with respect to any Options that do not become Vested, that have been forfeited, or that are not exercised before the date on which the Options expire, whether related or attributable to any contractual or common law termination entitlements or otherwise.
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PART III – SHARE UNITS

10.	DEFINITIONS
10.1	“Grant Value” means the dollar amount allocated to an Eligible Person in respect of a Grant of Share Units.
10.2	“Share Unit Account” has the meaning set out in Section 12.1.
10.3	“Valuation Date” means the date as of which the Market Price is determined for purposes of calculating the number of Share Units included in a Grant, which unless otherwise determined by the Board shall be the Grant Date, provided that the Market Price may not be below the Discounted Market Price based on the last closing price of the Shares prior to the Grant of Share Units.
10.4	“Vesting Period” means, with respect to a Grant of Share Units, the period specified by the Board, commencing on the Grant Date and ending on the last Vesting Date for such Share Units.
11.	Eligibility and Grant Determination.
11.1	The Board may from time to time make one or more Grants of Share Units to Eligible Persons other than Investor Relations Service Providers on such terms and conditions, consistent with the Plan, as the Board shall determine, provided that, in determining the Eligible Persons to whom Grants are to be made and the Grant Value for each Grant, the Board shall take into account the terms of any written employment agreement or contract for services between an Eligible Person and the Corporation or any Subsidiary of the Corporation and may take into account such other factors as it shall determine in its sole and absolute discretion.
11.2	The Board shall determine the Grant Value and the Valuation Date (if not the Grant Date) for each Grant under this Part III. The number of Share Units to be covered by each such Grant shall be determined by dividing the Grant Value for such Grant by the Market Price of a Share as at the Valuation Date for such Grant, rounded up to the next whole number, provided that if such Market Price is less than the Discounted Market Price of the Shares based on the last closing price of the Shares prior to the Grant of the Share Units, the number of Share units shall be determined by dividing the Grant Value for such Grant by the Discounted Market Price based on the last closing price of the Shares prior to the Grant of the Share Units.
11.3	Each Grant Agreement issued in respect of Share Units shall set forth, at a minimum, the type of Share Units and Grant Date of the Grant evidenced thereby, the number of RSUs or PSUs subject to such Grant, the applicable Vesting conditions, the applicable Vesting Period(s) and the treatment of the Grant upon Termination, and may specify such other terms and conditions consistent with the terms of the Plan as the Board shall determine or as shall be required under any other provision of the Plan. The Board may include in a Grant Agreement under this Part III terms or conditions pertaining to confidentiality of information relating to the Corporation’s operations or businesses which must be complied with by a Participant including as a condition of the grant or Vesting of Share Units.

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12.	ACCOUNTS AND DIVIDEND EQUIVALENTS
12.1	Share Unit Account.

An account, called a “Share Unit Account”, shall be maintained by the Corporation, or a Subsidiary of the Corporation, as specified by the Board, for each Participant who has received a Grant of Share Units and will be credited with such Grants of Share Units as are received by a Participant from time to time pursuant to Section 11 and any dividend equivalent Share Units pursuant to Section 12.2. Share Units that fail to Vest to a Participant and are forfeited pursuant to Section 13, or that are paid out to the Participant or his or her Beneficiary, shall be cancelled and shall cease to be recorded in the Participant’s Share Unit Account as of the date on which such Share Units are forfeited or cancelled under the Plan or are paid out, as the case may be. For greater certainty, where a Participant is granted both RSUs and PSUs, such RSUs and PSUs shall be recorded separately in the Participant’s Share Unit Account.

12.2	Dividend Equivalent Share Units.

Except as otherwise provided in the Grant Agreement relating to a Grant of RSUs or PSUs, if and when cash dividends (other than extraordinary or special dividends) are paid with respect to Shares to shareholders of record as of a record date occurring during the period from the Grant Date under the Grant Agreement to the date of settlement of the RSUs or PSUs granted thereunder, a number of dividend equivalent RSUs or PSUs, as the case may be, shall be credited to the Share Unit Account of the Participant who is a party to such Grant Agreement. The number of such additional RSUs or PSUs will be calculated by dividing the aggregate dividends or distributions that would have been paid to such Participant if the RSUs or PSUs in the Participant’s Share Unit Account had been Shares by the Market Price on the date on which the dividends or distributions were paid on the Shares, provided that if such Market Price is less than the Discounted Market Price of the Shares based on the last closing price of the Shares prior to the date on which the dividends or distributions were paid, the number of additional RSUs or PSUs shall be determined by dividing the aggregate dividends or distributions that would have been paid to such Participant if the RSUs or PSUs in the Participant’s Share Unit Account had been Shares by the Discounted Market Price based on the last closing price of the Shares prior to date on which the dividends or distributions were paid. The additional RSUs or PSUs granted to a Participant will be subject to the same terms and conditions, including Vesting and settlement terms, as the corresponding RSUs or PSUs, as the case may be.

13.	VESTING AND SETTLEMENT OF SHARE UNITS
13.1	Vesting.

Subject to this Section 13 and the applicable Grant Agreement, Share Units subject to a Grant and dividend equivalent Share Units credited to the Participant’s Share Unit Account in respect of such Share Units shall Vest in such proportion(s) and on such Vesting Date(s) as may be specified in the Grant Agreement governing such Grant provided that the Participant’s Employment has not Terminated on the relevant Vesting Date and provided further that any Share Units, and dividend equivalent Share Units credited to a Participant in respect of such Share Units, may not Vest before the date that is one year following the date that such Share Units are granted.

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13.2	Settlement.

A Participant’s RSUs and PSUs, adjusted in accordance with the applicable multiplier, if any, as set out in the Grant Agreement, and rounded down to the nearest whole number of RSUs or PSUs, as the case may be, shall be settled, by a distribution as provided below to the Participant or his or her Beneficiary following the Vesting thereof in accordance with Section 13.1 or 13.7, as the case may be, subject to the terms of the applicable Grant Agreement. In all events, unless the Grant Agreement specifies that RSUs and PSUs must be settled through the issuance of Shares, settlement will occur upon or as soon as reasonably practicable following Vesting and, in any event, on or before December 31 of the third year following the year in which the Participant performed the services to which the Grant of RSUs or PSUs relates. Settlement shall be made by the issuance of one Share for each RSU or PSU then being settled, a cash payment equal to the Market Price on the Vesting Date of the RSUs or PSUs being settled in cash (subject to Section 13.3), or a combination of Shares and cash, all as determined by the Board in its discretion, or as specified in the applicable Grant Agreement, and subject to payment or other satisfaction of all related withholding obligations in accordance with Section 6.2.

13.3	Postponed Settlement.

If a Participant’s Share Units would, in the absence of this Section 13.3 be settled within a Blackout Period applicable to such Participant, such settlement shall be postponed until the earlier of the tenth business day following the date on which such Blackout Period ends and the otherwise applicable date for settlement of the Participant’s Share Units as determined in accordance with Section 13.2, and the Market Price of any RSUs or PSUs being settled in cash will be determined as of the earlier of the business day on which the Blackout Period ends and the day prior to the settlement date.

13.4	Failure to Vest.

Subject to the terms of the Grant Agreement and this Section 13, all Share Units that are not Vested and do not become Vested on the Participant’s Termination shall be immediately forfeited. For greater certainty, a Participant shall have no right to receive Shares or a cash payment, as compensation, damages or otherwise, whether related or attributable to any contractual or common law notice period or otherwise, with respect to any RSUs or PSUs that do not become Vested or are forfeited hereunder.

13.5	Resignation, Death and Disability.

Subject to the applicable Grant Agreement and Section 13.7, in the event a Participant’s employment is Terminated as a result of the Participant’s resignation (which is not in connection with a constructive dismissal by the Corporation or a Subsidiary of the Corporation), death or Disability, no Share Units that have not Vested prior to such Termination, including dividend equivalent Share Units in respect of such Share Units, shall Vest and all such Share Units shall be forfeited immediately.

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13.6	Termination of Employment without Cause.

Subject to the applicable Grant Agreement and Section 13.7, in the event a Participant’s Termination without Cause (which shall include a constructive dismissal by the Corporation or a Subsidiary of the Corporation), no Share Units that have not Vested prior to such Termination, including dividend equivalent Share Units in respect of such Share Units, shall Vest and all such Share Units shall be forfeited immediately.

13.7	Extension of Vesting.

The Board may, at the time of Termination or a Disability Date, extend the period for Vesting of Share Units for a period of time not to exceed 12 months following the date of a Participant’s Termination or Disability, but not beyond the original end of the applicable Vesting Period.

13.8	Termination of Employment for Cause.

In the event a Participant’s employment is Terminated for Cause by the Corporation or a Subsidiary, no Share Units that have not Vested prior to the date of the Participant’s Termination for Cause, including dividend equivalent Share Units in respect of such Share Units, shall Vest and all such Share Units shall be forfeited immediately, except only as may be required to satisfy the express minimum requirements of applicable employment or labour standards legislation. The Participant shall have no further entitlement to Share Units following the Termination and waives any claim to damages in respect thereof whether related or attributable to any contractual or common law termination entitlements or otherwise.

14.	SHAREHOLDER RIGHTS
14.1	No Rights to Shares.

Share Units are not Shares and a Grant of Share Units will not entitle a Participant to any shareholder rights, including, without limitation, voting rights, dividend entitlement or rights on liquidation.

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PART IV – DSUs

15.	DEFINITIONS
15.1	“Account” means the account maintained by the Corporation in the books of each Eligible Director to record the DSUs credit such Eligible Director under the Plan.
15.2	“Annual Renumeration” means all amounts payable to an Eligible Director by the Corporation in respect of the services provided by the Eligible Director to the Corporation in connection with such Eligible Directors’ service on the Board in a fiscal year, including, without limitation: (i) the annual base retainer fee for serving as a Director; (ii) the annual retainer fee for serving as a member of a Board committee; (iii) the annual retainer fee for chairing a Board committee which amounts shall, unless otherwise determined by the Board, be payable Quarterly in arrears; and (iv) for the Eligible Director who is the lead Director of the Board, the additional retainer fee for serving such role, provided that “Annual Renumeration” shall not include any amounts received by an Eligible Director as a reimbursement for expenses incurred in attending meetings or any DSUs awarded under Section 17.1.3.
15.3	“DSU Award Agreement” means the agreement setting out the terms of any DSU award in such form as may be prescribed by the Board from time to time.
15.4	“Election Notice” means the written election under Section 16.2 to receive Deferred Share Units, in the form of Schedule A hereto, or such other form as may be prescribed by the Board from time to time.
15.5	“Entitlement Date” has the meaning ascribed thereto in Section 18.1 and Section 18.2, as applicable.
15.6	“Quarter” means a fiscal quarter of the Corporation, which, until changed by the Corporation, shall be the three month period ending April 30, July 31, October 31 and January 31 in any year and “Quarterly” means each Quarter.
15.7	“Termination Date” means, with respect to an Eligible Director, the earliest date on which both of the following conditions are met: (i) the Eligible Director has ceased to provide services to the Corporation or any Affiliate thereof for any reason whatsoever; and (ii) the Eligible Director is not a member of the Board nor a director or Manager of an Affiliate; provided that, solely with respect to any Eligible Director who is a US Taxpayer, solely with respect to a Grant (or any portion thereof) that constitutes deferred compensation subject to Section 409A of the Code, such cessation of services is also a “separation from service” within the meaning of Section 409A of the Code.
15.8	“Valuation Date” means the date used to determine the Market Price of a Deferred Share Unit for purposes of determining the number of Deferred Share Units to be credited to an Eligible Director under Section 17, which, in any event, shall not be earlier than the first business day of the year in respect of which the Deferred Share Units are being provided.

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16.	election under the plan
16.1	Payment of Annual Renumeration.

Subject to Section 16.2 and such rules, regulations, approvals and conditions as the Board may impose, the Board may fix from time to time a portion of the Annual Renumeration that is to be payable to Eligible Directors in the form of DSUs. In addition, each Eligible Director is given, subject to the conditions stated herein, the right to elect in accordance with this Section 16.2 to participate in the Grant of additional DSUs pursuant to this Section 16. An Eligible Director who elects to participate in the Grant of additional DSUs pursuant to this Section 16 shall receive their Elected Amount (as that term is defined below) in the form of DSUs. The “Elected Amount” shall be an amount, as elected by the Eligible Director, in accordance with applicable tax law, between 0% and 100% of any Annual Renumeration that would otherwise be paid in cash in accordance with Section 16.2. For the avoidance of doubt, Investor Relations Service Providers shall not be eligible to receive a Grant of DSUs hereunder.

16.2	Election Process.
16.2.1	A person who is an Eligible Director on the effective date of the Plan may elect to receive a percentage (as specified in the Election Notice) of their Annual Remuneration for the year in which the Plan becomes effective and, subject to Section 16.2.3, for subsequent years, in Deferred Share Units, cash or combination of Deferred Share Units and cash by completing and delivering to the Chief Financial Officer of the Corporation, or such person as may be specified in writing by the Corporation to the Eligible Director, an initial Election Notice by no later than 30 days after the effective date of the Plan, provided that such Election Notice shall apply only to Annual Remuneration payable for Quarters commencing after the Election Notice is filed, and provided, however, that in the case of any US Taxpayer who has made an election pursuant to Section 16.2 that is in effect as of immediately prior to the effective date of the Plan, such election shall remain in effect with respect to the Annual Remuneration of such US Taxpayer until a new election may be made in accordance with Section 16.2.3.
16.2.2	An individual who becomes an Eligible Director during a year may elect to receive a percentage (as specified in the Election Notice) of their Annual Remuneration earned in Quarters that commence after the date the election is made in Deferred Share Units, cash or combination of Deferred Share Units and cash by completing and delivering an Election Notice to the Chief Financial Officer of the Corporation, or such person as may be specified in writing by the Corporation to the Eligible Director; provided that in the case of any US Taxpayer any such election pursuant to this Section 16.2.2 shall be made no later than 30 days after such individual first becomes eligible to participate (within the meaning of Section 409A of the Code) in this Plan.
16.2.3	An Eligible Director who has previously made an election under this Section 16.2, or who has never made any election under the Plan (other than an Eligible Director to whom Section 16.2.2 applies), may elect to receive a percentage (as specified in the Election Notice) of their Annual Remuneration for subsequent Quarters in Deferred Share Units, cash or combination of Deferred Share Units and cash by completing and delivering to the Secretary of the Corporation, or such person as may be specified in writing by the Corporation to the Eligible Director, a new Election Notice before the first day of the first such Quarter; provided, however, that, for greater certainty, any such new election made by an Eligible Director who is a US Taxpayer shall only apply to Annual Remuneration payable in the subsequent calendar years (rather than subsequent calendar Quarters).

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16.2.4	For greater certainty, if the Corporation establishes a policy for Corporation directors with respect to the acquisition and / or holding of Shares and / or Deferred Share Units, each Eligible Director shall ensure that any election they make under this Section 16.2 complies with such policy.
17.	Crediting of deferred share units
17.1	Deferred Share Units.
17.1.1	Deferred Share Units elected by an Eligible Director pursuant to an election under Section 16.2 shall be credited to the Eligible Director’s Account in respect of Annual Remuneration earned in a Quarter as of the applicable Valuation Date which, unless otherwise determined by the Board, shall be the last day of the Quarter in which such Annual Remuneration was earned. The number of Deferred Share Units (including fractional Deferred Share Units) to be credited to an Eligible Director’s Account as of a particular Valuation Date pursuant to this Section 17.1.1 shall be determined by dividing the portion of that Eligible Director’s Annual Remuneration for the applicable Quarter to be satisfied by Deferred Share Units by the Market Price on the particular Valuation Date.
17.1.2	In addition to Deferred Share Units granted pursuant to Section 17.1.1, the Board may award such number of Deferred Share Units to an Eligible Director as the Board deems advisable. The Board shall determine the date on which such Deferred Share Units may be Granted and the date as of which such Deferred Share Units shall be credited to an Eligible Director’s Deferred Share Unit Account, together with any terms or conditions with respect to the Vesting of such Deferred Share Units, provided that, for so long as the Shares are listed and posted for trading on the Stock Exchange, no DSUs may vest before the date that is one year following the date of grant of such DSUs.. The Corporation and an Eligible Director who receives an award of Deferred Share Units pursuant to this Section 17.1.2 shall enter into a DSU Award Agreement to evidence the award and the terms, including terms with respect to Vesting, applicable thereto.
17.1.3	Deferred Share Units credited to an Eligible Director’s Account under Section 17.1.1, together with any additional Deferred Share Units granted in respect thereof under Section 17.3, will be fully Vested upon being credited to an Eligible Director’s Account and the Eligible Director’s entitlement to payment of such Deferred Share Units at their Termination Date shall not thereafter be subject to satisfaction of any requirements as to any minimum period of Employment or performance, provided that, for so long as the Shares are listed and posted for trading on the Stock Exchange, no DSUs may Vest before the date that is one year following the Grant Date.

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17.1.4	Deferred Share Units credited to an Eligible Director’s Account under Section 17.1.2 will Vest in accordance with such terms and conditions as may be determined by the Board and set out in the DSU Award Agreement, provided that, for so long as the Shares are listed and posted for trading on the Stock Exchange, no DSUs may Vest before the date that is one year following the Grant Date. Additional Deferred Share Units credited under Section 17.3 that are attributable to Deferred Shares Units credited pursuant to Section 17.1.2 will Vest at the same time and subject to the same conditions as the Deferred Share Units to which they are attributable.
17.2	Vesting of DSUs

The Board shall have the authority to determine any vesting terms applicable to the Grant of DSUs, provided that, for so long as the Shares are listed and posted for trading on the TSX Venture Exchange, no DSUs may Vest before the date that is one year following the Grant Date.

17.3	Dividends.

Subject to Section 17.1.3, on any payment date for dividends paid on Shares, an Eligible Director shall be credited with dividend equivalents in respect of Deferred Share Units credited to the Eligible Director’s Account as of the record date for payment of such dividends. Such dividend equivalents shall be converted into additional Deferred Share Units (including fractional Deferred Share Units) based on the Market Price as of the date on which the dividends on the Shares are paid. For greater certainty, additional Deferred Share Units shall continue to be credited under this Section 17.3 with respect to Deferred Share Units that remain credited to the Eligible Director’s Account after their Termination Date.

17.4	Eligible Director’s Account.

An Eligible Director’s Account shall record at all times the number of Deferred Share Units standing to the credit of the Eligible Director. Upon payment in satisfaction of Deferred Share Units credited to an Eligible Director in the manner described herein, such Deferred Share Units shall be cancelled. A written confirmation of the balance in each Eligible Director’s Account shall be provided by the Corporation to the Eligible Director at least annually.

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17.5	Adjustments and Reorganizations.
(a)	Notwithstanding any other provision of the Plan, and subject to Applicable Law, in the event of any change in the Shares by reason of any dividend (other than dividends in the ordinary course), split, recapitalization, reclassification, amalgamation, arrangement, merger, consolidation, combination or exchange of Shares or distribution of rights to holders of Shares or any other relevant changes to the authorized or issued capital of the Corporation, if the Board shall determine that an adjustment should be made to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan, such adjustment shall be made by the Board to (i) the number of Shares subject to the Plan; (ii) the securities into which the Shares are changed or are convertible or exchangeable; and/or (iii) any Deferred Share Units then outstanding, and any such adjustment shall be conclusive and binding for all purposes of the Plan. Notwithstanding the foregoing, for as long the Shares are quoted and listed for trading on the TSX Venture Exchange, any adjustment to any Options, RSUs, PSUs and DSUs Granted under this Section 17.5(a) other than in connection with a security consolidation or stock split, including adjustments relating to any amalgamation, merger, arrangement, reorganization, spin-off, dividend or recapitalization, shall be subject to the prior acceptance of the TSX Venture Exchange.
(b)	No adjustment provided for pursuant to Section 17.5(a) shall require the Corporation to issue fractional Shares or consideration in lieu thereof in satisfaction of its obligations under the Plan. Any fractional interest in a Share that would, except for the provisions of this Section 17.5(b), be deliverable upon the settlement of any Deferred Share Units shall, subject to Section 6.12, be cancelled and not deliverable by the Corporation. Such adjustment shall be made by the Board, subject to Applicable Law, shall be conclusive and binding for all purposes of the Plan.
17.6	No Compensation for Decrease in Share Price.

Notwithstanding any other provision of the Plan, the value of a DSU shall always depend on the value of Shares of the Corporation and no amount will be paid to, or in respect of, an Eligible Director under the Plan or pursuant to any other arrangement, and no additional DSUs will be granted to any Eligible Director to compensate for a downward fluctuation in the price of Shares, nor will any other form of benefit be conferred upon, or in respect of, an Eligible Director for such purpose.

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18.	redemptions
18.1	Redemption of Deferred Share Units.
18.1.1	Subject to Sections 18.1.2, 18.3 and 18.4, an Eligible Director may elect up to two separate dates as of which either a portion (specified in whole percentages or number of Deferred Share Units on any one date) or all of the Deferred Share Units credited to the Eligible Director’s Account shall be redeemed (each such date being an “Entitlement Date”) by filing one or two irrevocable written redemption elections with the Secretary of the Corporation prior to the Entitlement Date. No Entitlement Date elected by an Eligible Director pursuant to this Section 18.1 shall be before the Eligible Director’s Termination Date or later than December 15 of the calendar year following the year in which the Eligible Director’s Termination Date occurs and, in any event, shall be no later than 12 months following the date on which the Eligible Director ceases being an Eligible Director under the Plan. Where an Eligible Director to whom this Section 18.1 applies does not elect a particular date or dates within the permissible period set out above as their Entitlement Date or Entitlement Dates, as the case may be, there shall be a single Entitlement Date for such Eligible Director which, subject to Section 18.4, shall be December 15 of the year following the year in which the Eligible Director’s Termination Date occurs and, in any event, shall be no later than 12 months following the date on which the Eligible Director ceases being an Eligible Director under the Plan.
18.1.2	Notwithstanding anything contrary in the Plan, subject to Section 18.4, the Entitlement Date of an Eligible Director who is a US Taxpayer shall be the first Trading Day that is more than six months after their Termination Date and, in every such case, shall be no later than 12 months following the date on which the Eligible Director ceases being an Eligible Director under the Plan, and all Vested Deferred Share Units credited to such Eligible Participant’s Account on such date shall be redeemed and settled in accordance with Section 18.2 on or soon as practicable after such Entitlement Date and in any event by December 31 of the calendar year that includes such Entitlement Date provided that such date shall be no later than 12 months following the date on which the Eligible Director ceases being an Eligible Director under the Plan.
18.2	Settlement of Deferred Share Units.

The Board or its delegate shall determine, in its sole discretion, the form of consideration to be provided to an Eligible Director, or the Beneficiary of an Eligible Director, as the case may be, upon the redemption of Deferred Share Units hereunder, which shall consist of (i) a number of Shares through either issuance from treasury or purchase on the open market equal in number to the Deferred Share Units that are being settled as of the Entitlement Date, (ii) a cash payment that is equal to the Market Price of the Deferred Share Units that are being redeemed as of the Entitlement Date applicable to such Deferred Share Units, or (iii) a combination thereof, in each case net of any applicable withholding taxes and other required source deductions. Shares purchased to satisfy the settlement of DSUs pursuant to this Plan shall be purchased by a broker designated by the Corporation who is independent of the Corporation in accordance with Stock Exchange Rules. Shares purchased pursuant to this Section 18.2 shall be purchased on the open market at prevailing market prices with amounts contributed by the Corporation. The designation of a broker may be changed from time to time.

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18.3	Extended Entitlement Date.

In the event that the Board is unable, by an Eligible Director’s Entitlement Date, to compute the final value of the Deferred Share Units recorded in such Eligible Director’s Account by reason of the fact that any data required in order to compute the Market Price of a Share has not been made available to the Board and such delay is not caused by the Eligible Director, then the Entitlement Date shall be the next following Trading Day on which such data is made available to the Board provided that, in every such case, the Entitlement Date shall be no later than 12 months following the date on which the Eligible Director ceases being an Eligible Director under the Plan.

18.4	Limitation on Extension of Entitlement Date.

Notwithstanding any other provision of the Plan, all amounts payable to, or in respect of, an Eligible Director hereunder shall be paid on or before December 31 of the calendar year commencing immediately after the Eligible Director’s Termination Date.

19.	General
19.1	Death of Eligible Director.

In the event of an Eligible Director’s death or Disability, any and all Deferred Share Units then credited to the Eligible Director’s Account shall become payable to the Eligible Director’s Beneficiary in accordance with Sections 18.2, 18.3 and 18.4 as soon as reasonably practicable after the Eligible Director’s date of death or Disability Date and, in any event, shall become payable to the Eligible Director’s Beneficiary no later than the one year anniversary following the Eligible Directors’ death or Disability, as the case may be, and such date of death and/or Disability Date, as applicable, shall be deemed to be the sole Entitlement Date with respect to the Eligible Director.

19.2	Rights of Eligible Directors.
19.2.3	Except as specifically set out in the Plan, no Eligible Director, or any other person shall have any claim or right to any benefit in respect of Deferred Share Units granted or amounts payable pursuant to the Plan.
19.2.4	Rights of Eligible Directors respecting Deferred Share Units and other benefits under the Plan shall not be transferable or assignable other than by will or the laws of descent and distribution.
19.2.5	The Plan shall not be construed as granting an Eligible Director a right to be retained as a member of the Board or a claim or right to any future grants of Deferred Share Units, future amounts payable or other benefits under the Plan.
19.2.6	Under no circumstances shall Deferred Share Units be considered Shares nor shall they entitle any Eligible Director or other person to exercise voting rights or any other rights attaching to the ownership of Shares.

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19.3	Compliance with Law.

Notwithstanding anything herein to the contrary, the Corporation’s obligation to issue and deliver Shares in respect of any Deferred Share Unit is subject to the satisfaction of all requirements under Applicable Law in respect thereof and obtaining all regulatory approvals as the Corporation shall determine to be necessary or advisable in connection with the authorization, issuance or sale thereof and the receipt from the Eligible Director of such representations, agreements and undertakings as to future dealings in such Shares as the Corporation determines to be necessary or advisable in order to safeguard against the violation of the securities laws of any jurisdiction or to comply with Applicable Law. In this connection, the Corporation shall take all reasonable steps to obtain such approvals and registrations as may be necessary for the issuance of such Shares in compliance with Applicable Law.

19.4	Blackout Period.

If a DSU expires, or the redemption and/or settlement of a DSU occurs during a routine or special trading Blackout Period, then, notwithstanding any other provision of this Plan, unless the delayed expiration would result in negative tax consequences, the DSU shall expire ten (10) business days after the Blackout Period is lifted by the Corporation and, provided that, (i) the Blackout Period shall be deemed to have expired upon the general disclosure of the undisclosed material information pursuant to the rules and policies of the TSX Venture Exchange, and (ii) the automatic extension of a DSU will not be permitted where the Participant or the Corporation is subject to a cease trade order (or similar order under applicable securities laws) in respect of the Corporation’s securities.

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SCHEDULE A

ARRAS MINERALS CORP. DEFERRED SHARE UNIT PLAN (THE “PLAN”)

ELECTION NOTICE

I.	Election

Subject to Part II of this Notice, for the period [●] to [●], I hereby elect to receive the following percentage of my Annual Remuneration by way of Deferred Share Units (“DSUs”).

	Amount	Percentage in DSUs	Percentage in Cash*
Annual Renumeration	$[●]	[●]%	[●]%

*cash payments will be made quarterly in arrears

II.	Acknowledgement

I confirm and acknowledge that:

1.	I have received and reviewed a copy of the terms of the Plan and agree to be bound by them.
2.	I will not be able to cause the Corporation or any Affiliate thereof to redeem DSUs granted under the Plan until the date specified in the applicable Grant Agreement following my Termination Date.
3.	When DSUs credited to my Account pursuant to this election are redeemed in accordance with the terms of the Plan after my Termination Date, income tax and other withholdings as required will arise at that time. Upon redemption of the DSUs, the Corporation will make all appropriate withholdings as required by law at that time.

4.       The value of DSUs are based on the value of the Shares and therefore are not guaranteed.

5.	No funds will be set aside to guarantee the payment of DSUs. Future payment of DSUs will remain an unfunded and unsecured liability recorded on the books of the Corporation.

6.       This election is irrevocable.

7.	The foregoing is only a brief outline of certain key provisions of the Plan. In the event of any discrepancy between the terms of the Plan and the terms of this Election Notice, the terms of the Plan shall prevail. All capitalized expressions used herein shall have the same meaning as in the Plan unless otherwise defined above.

Date	Name of Eligible Director

Signature of Eligible Director

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SCHEDULE B

BENEFICIARY DESIGNATION

To: Arras Minerals Corp.

I, , being an Eligible Director under the Plan hereby designate the following person as my beneficiary for purposes of the Plan:

Name of Beneficiary: _________________________

Address of Beneficiary _________________________

_________________________________________________

This designation revokes any previous beneficiary designation made by me under the Plan. Under the terms of the Plan, I reserve the right to revoke this designation and to designate another person as my Beneficiary.

Date: ________________________

Name: ________________________

Signature: ________________________

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EXHIBIT A

ARRAS MINERALS CORP. LONG TERM INCENTIVE PLAN

Special Provisions Applicable to US Taxpayer

This Exhibit sets forth special provisions of the Arras Minerals Corp. Equity Incentive Plan (the “Plan”) that apply to Participants who are US Taxpayers. This Exhibit shall apply to such Participants notwithstanding any other provisions of the Plan. Terms defined elsewhere in the Plan and used herein shall have the meanings set forth in the Plan, as may be amended from time to time.

1.	Definitions

“Disability” means, (i) solely with respect to Incentive Stock Options, a Participant’s total and permanent disability within the meaning of Section 22(e)(3) of the Code, or (ii) solely with respect to an award that constitutes deferred compensation subject to Section 409A of the Code that includes Disability as a payment date, a “disability” as defined under Section 409A of the Code.

“Eligible Person” means, solely with respect to Options, an individual Employed by the Corporation or any of its subsidiaries who, by the nature of his or her position or job is, in the opinion of the Board, in a position to contribute to the success of the Corporation; provided, however, that only officers and employees of the Corporation or Subsidiary shall be eligible to receive Incentive Stock Options.

“Greater than 10% Shareholder” means an Eligible Person who, effective as of the Grant Date of an Incentive Stock Option, owns (directly or indirectly, within the meaning of Section 424(d) of the Code) more than ten percent (10%) of the total combined voting power of all classes of stock of the Corporation (or any subsidiary or parent of the Corporation within the meaning of Sections 424(e) and 424(f) of the Code).

“Incentive Stock Option” means an Option awarded under the Plan to a US Taxpayer that is intended to be an “incentive stock option” as defined in Section 422 of the Code.

“Market Price” means, solely with respect to the term “Exercise Price”, (a) if the Shares are listed on the Stock Exchange, the closing price per Share on the Stock Exchange on the Grant Date; (b) if the Shares are listed on more than one Stock Exchange, the fair market value as determined in accordance with paragraph (a) above for the primary Stock Exchange on which the Shares are listed, as determined by the Board; and (c) if the Shares not listed for trading on a Stock Exchange, a price which is determined by the Board in good faith to be the fair market value of the Shares in compliance with Section 409A of the Code.

“Nonqualified Stock Option” means an Option granted under the Plan that is not intended to be, and does not otherwise qualify as, an Incentive Stock Option.

“Separation From Service” shall have the meaning assigned to it in Section 1.409A-1(h), which generally means that an individual’s employment or service with the Corporation and any entity that is to be treated as a single employer with the Corporation for purposes of United States Treasury Regulation Section 1.409A-1(h) terminates such that it is reasonably anticipated that no further services will be performed or that the level of bona fide services performance would decrease to no more than 20% of the average level of bona fide services performed over the immediately preceding 36-month period.

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“Specified Employee” means a US Taxpayer who meets the definition of “specified employee,” as defined in Section 409A(a)(2)(B)(i) of the Code.

“Subsidiary” shall have the meaning assigned to it in Section 424(f) of the Code with respect to any Incentive Stock Option.

2.	Options

a.	Grant Date. The Grant Date for any Options granted to a US Taxpayer may not be earlier than the date that the Board approves the Grant.

b.	Shares Available. The aggregate number of Shares that may be issued to US Taxpayers under the Plan shall be 1,000,000 Shares, all of which may be issued pursuant to Incentive Stock Options.

c.	Grant of Incentive Stock Options. The Board may grant Incentive Stock Options to Eligible Persons that are US Taxpayers under the Plan. If an Incentive Stock Option is granted to a Greater than 10% Shareholder, then the Exercise Price may not be less than 110% of the Market Value on the Grant Date, and the expiration of the exercise period shall not be later than the fifth anniversary of the Grant Date. Any Option that is intended to be an Incentive Stock Option, but fails to so qualify for any reason, including, without limitation, the portion of an Option becoming exercisable in any year in excess of the $100,000 limitation described in Treasury Regulation Section 1.422-4, shall be treated as Nonqualified Stock Options. Neither the Corporation nor the Board shall have any liability to a US Taxpayer, or any other party, if an Option (or any part thereof) which is intended to qualify as an Incentive Stock Option fails to qualify as such for any reason.

d.	Shareholder Approval for Incentive Stock Options. Incentive Stock Options may only be granted under the Plan if the Corporation’s shareholders approve the Plan within twelve (12) months of the Effective Date. Any Incentive Stock Options granted under the Plan prior to such approval shall be conditioned on such approval. No Incentive Stock Options may be granted after then tenth (10th) anniversary of the Effective Date of the Plan unless the Corporation’s shareholders approve an extension of the Plan for such purpose.

e.	Notice of Disposition of Shares Acquired from Incentive Stock Options. A Participant shall give prompt notice to the Corporation of any disposition or other transfer of any Shares acquired upon exercise of an Incentive Stock Option if such disposition is made before the earlier of (i) the second anniversary of the Grant Date and (ii) the first anniversary of the date the Shares were issued upon exercise. Such notice shall specify the date of such disposition or transfer and the amount realized by the Participant as a result of such disposition or transfer.

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3.	Transferability.

Notwithstanding anything in the Plan or Grant Agreement to the contrary, Incentive Stock Options may only be exercised during a Participant’s lifetime by the Participant, and may only be transferred by will or pursuant to the laws of descent and distribution. Any other awards may only be transferred by will, the laws of descent and distribution, or as permitted by Rule 701 of the Securities Act of 1933, as amended.

4.	Impact of Blackout on Exercise or Settlement of Awards.

Section 8.7 of the Plan shall not apply to Options granted to US Taxpayers. Section 13.3 of the Plan shall not apply to Share Units granted to US Taxpayers that are deferred compensation subject to the rules of Code Section 409A unless permitted by Treas. Reg. Section 1.409A-2(b)(7)(ii).

5.	Change in Control Treatment

Notwithstanding anything to the contrary, if the Change in Control event does not constitute a change in ownership or effective control of the Corporation or a change in ownership of a substantial portion of the assets of the Corporation under Section 409A of the Code, and if the Corporation determines any award under the Plan constitutes deferred compensation subject to Section 409A of the Code, then as determined in the sole discretion of the Board, the vesting of such award may be accelerated as of the effective date of the Change in Control, but the Corporation shall pay such award in accordance with the original terms and conditions of the award as if the Change of Control had not occurred.

6.	Adjustments

Any adjustments made to an award granted to a US Taxpayer under Section 5 of the Plan shall be intended to comply with the requirements of Section 422 of the Code with respect to Incentive Stock Options and Section 409A of the Code with respect to any other awards to the extent needed for the award to continue to be exempt from, or comply with, Section 409A of the Code.

7.	Compliance with Section 409A

The intent of the parties is that payments and benefits under this Plan comply with or be exempt from Section 409A of the Code, and accordingly, to the maximum extent permitted, this Plan shall be interpreted and administered in accordance with such intent. Notwithstanding anything contained herein to the contrary, to the extent required in order to avoid accelerated taxation and/or tax penalties under Section 409A of the Code, a Participant shall not be considered to have terminated employment with the Corporation for purposes of this Plan unless the Participant would be considered to have incurred a Separation from Service from the Corporation. Each amount to be paid or benefit to be provided under this Plan shall be construed as a separate identified payment for purposes of Section 409A of the Code, and any payments described in this Plan that are due within the “short term deferral period” as defined in Section 409A of the Code shall not be treated as deferred compensation unless applicable law requires otherwise. Without limiting the foregoing and notwithstanding anything contained herein to the contrary, to the extent required in order to avoid accelerated taxation and/or tax penalties under Section 409A of the Code, deferred compensation amounts that would otherwise be payable and benefits that would otherwise be provided pursuant to this Plan (or any other plan or agreement of the Corporation) during the six (6) month period immediately following the Specified Employee’s Separation from Service shall instead be paid on the first business day after the date that is six (6) months following the Specified Employee’s Separation from Service (or death, if earlier). The Plan and any award agreements issued thereunder may be amended in any respect deemed by the Board to be necessary in order to preserve compliance with Section 409A of the Code. The Corporation makes no representation that any or all of the payments described in this Plan will be exempt from or comply with Section 409A of the Code and makes no undertaking to preclude Section 409A of the Code from applying to any such payment. Each Participant shall be solely responsible for the payment of any taxes and penalties incurred under Section 409A of the Code.

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